EXHIBIT (a)(1)(i)

CCC Information Services Group Inc.

Offer to Purchase for Cash up to

11,200,000 Shares of its Common Stock

at a Purchase Price of $18.75 Per Share

The offer, proration period and withdrawal rights will expire at 5:00 p.m., New York City time, on August 24, 2004, unless the offer is extended.

CCC Information Services Group Inc. (“CCC” or the “Company”) hereby offers to purchase up to 11,200,000 shares of its common stock, $0.10 par value per share, at a price of $18.75 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions described in this Offer to Purchase and in the related Letter of Transmittal which, as amended or supplemented from time to time, together constitute the offer. The number of shares to be purchased by CCC includes shares that may be tendered upon conditional exercise of vested stock options with an exercise price of less than $18.75 per share (“Option Shares”) and shares that may be tendered upon conditional exercise of warrants (“Warrant Shares”), both as described in Section 3. As used in this Offer to Purchase, unless otherwise noted, the term “shares” includes Option Shares and Warrant Shares but does not include any shares used to pay the exercise price in “cashless” exercises of options or warrants or to satisfy tax withholding obligations on option exercise. The relevant Memo to Optionees and Notice of Instructions (Options) applicable to tenders of Option Shares, Memo to Holders of Warrants and Notice of Instructions (Warrants) applicable to tenders of Warrant Shares, Notice to ESPP Participants and Tender Instruction Form for ESPP Shares applicable to shares held in accounts under the CCC Employee Stock Purchase Plan (“ESPP Shares”) and Letter to Participants and Trustee Direction Form applicable to shares held in the CCC Information Services Inc. 401(k) Plan (“401(k) Plan Shares”) described in Section 3 are also part of the terms of the offer.

Only shares properly tendered and not properly withdrawn will be purchased. Since certain stockholders have indicated that they intend to tender an aggregate of more than 11,200,000 shares, it is expected that tendered shares will be purchased on a pro rata basis, with appropriate adjustments to avoid the purchase of fractional shares, except for holders of “odd lots” who tender all their shares, which will be purchased on a priority basis. Shares not purchased in the offer will be returned as promptly as practicable following the Expiration Date (as defined in Section 1). See Section 3.

The offer is not conditioned on any minimum number of shares being tendered. However, the offer is subject to other conditions, including CCC having obtained financing on terms and conditions satisfactory to CCC which, together with excess cash on hand, will be sufficient to purchase shares pursuant to the offer and to pay related fees and expenses. See Section 7.

The shares are listed and traded on The NASDAQ National Market (“NASDAQ”) under the symbol “CCCG.” On July 21, 2004, the last full trading day before the announcement of the offer, the last reported sale price of the shares as reported on the NASDAQ was $14.90 per share. STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES. SEE SECTION 8.

None of CCC, its Board of Directors, the Dealer Managers, the Information Agent or the Depositary makes any recommendation to you as to whether to tender or refrain from tendering your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender. In doing so, you should read carefully the information in this Offer to Purchase and in the related Letter of Transmittal, including the Company’s reasons for making the offer. See Section 2. Certain major stockholders, directors and officers of CCC have indicated that they intend to tender, in the aggregate, approximately 13,810,508 shares beneficially owned by them (including Option Shares and Warrant Shares). See Section 11.

If you wish to tender all or any part of the shares registered in your name, you should follow the instructions described in Section 3 carefully, including completing a Letter of Transmittal in accordance with the instructions and delivering it, along with your share certificates and any other required items, to Computershare Trust Company of New York, the Depositary. If your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should contact the nominee if you desire to tender your shares.

If you desire to tender your shares and certificates for your shares are not immediately available or cannot be delivered to the Depositary, or you cannot comply with the procedure for book-entry transfer, or your other required documents cannot be delivered to the Depositary by the Expiration Date, you must tender your shares pursuant to the guaranteed delivery procedure set forth in Section 3.

Optionees holding Option Shares granted under CCC’s 2000 Stock Incentive Plan, as amended, or 1997 Stock Option Plan, as amended (together, the “Stock Option Plans”), participants in the CCC 1998 Employee Stock Purchase Plan, as amended (the “ESPP”) and the CCC Information Services Inc. 401(k) Retirement Savings & Investment Plan, as amended (the “401(k) Plan”) who wish to tender any of their shares held in accounts under these plans, and holders of warrants holding Warrant Shares who wish to tender any such shares, must follow the separate instructions and procedures described in Section 3.

You may request additional copies of this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery from the Information Agent at its address and telephone numbers set forth on the back cover of this Offer to Purchase.

CCC has not authorized any person to make any recommendation on its behalf as to whether you should tender or refrain from tendering your shares in the offer. You should rely only on the information contained in this document or to which CCC has referred you. CCC has not authorized anyone to provide you with information or to make any representation on behalf of us in connection with the offer other than those contained in this Offer to Purchase, the related Letter of Transmittal or in the other documents that constitute a part of the offer. If given or made, you should not rely on that information or representation as having been authorized by CCC or the Dealer Managers. You should discuss whether to tender your shares with your broker or other financial or tax advisor.

The Dealer Managers for the offer are:

Credit Suisse First Boston	Jefferies & Company, Inc.

July 27, 2004

Summary Term Sheet

This summary highlights the most material information from this Offer to Purchase. To understand the offer fully and for a more complete description of the terms of the offer, you should read carefully this entire Offer to Purchase, the Letter of Transmittal and the other documents that constitute part of the offer. We have included page references to direct you to a more complete description of the topics in this summary.

What security is CCC offering to purchase? (Page 1)

•	We are offering to purchase up to 11,200,000 shares of our common stock that stockholders properly tender in the offer.

•	Certain of our major stockholders, directors and officers have indicated that they intend to tender, in the aggregate, approximately 13,810,508 shares beneficially owned by them (including shares underlying certain exercisable warrants and options).

•	As a result, we expect that we will purchase tendered shares on a pro rata basis, with appropriate adjustments to avoid the purchase of fractional shares, except for holders of “odd lots” who tender all their shares, which we will purchase on a priority basis. It is anticipated that as a result of the expected high level of participation and the resulting proration, the proportional beneficial ownership of the Company will not change significantly as a result of the tender offer.

How much will CCC pay me for my shares and in what form of payment? (Page 18)

•	We will pay you a price of $18.75 per share, net to you in cash, for each of your shares that is properly tendered and not properly withdrawn and is purchased in the offer. We will make this payment as soon as practicable after the expiration of the offer period and the determination of the proration factor.

•	Under no circumstances will we pay interest on the purchase price, including but not limited to, by reason of any delay in making payment.

Does CCC have the financial resources to pay me for my shares? (Page 23)

•	We intend to obtain approximately $177.5 million of the approximately $215 million of funds required to purchase the shares in the offer and pay related fees and expenses through a credit facility, which we intend to enter into prior to the expiration of the offer, and the remainder from excess cash on hand. Credit Suisse First Boston LLC has agreed to use “commercially reasonable efforts” to arrange, subject to customary conditions, the credit facility. The offer is conditioned upon our having obtained financing on terms and conditions satisfactory to us which, together with excess cash on hand, will be sufficient to purchase shares pursuant to the offer and to pay related fees and expenses.

When does the tender offer expire? Can CCC extend the offer, and if so, how will I be notified? (Page 35)

•	The offer expires on Tuesday, August 24, 2004, at 5:00 p.m., New York City time, unless it is extended by us.

•	We may extend the offer at any time.

•	We cannot assure you that we will extend the offer or, if we extend it, for how long.

(i)

•	If we extend the offer, we will make a public announcement of the extension no later than 9:00 a.m. on the next business day following the previously scheduled expiration of the offer.

What is the purpose of the offer? (Page 6)

•	The offer allows stockholders an opportunity to sell a portion of their investment in CCC at a premium over the recent stock price.

•	The offer is consistent with our corporate goal of enhancing stockholder value over the long term.

•	The offer is an attractive use of our resources which allows us to maintain the financial flexibility we need to continue to execute our business strategy.

•	However, stockholders who choose not to tender their shares may also benefit from the offer. Non-tendering stockholders will own a greater interest in a company with greater pro forma earnings per share, based on pro forma calculations for the fiscal year ended December 31, 2003 and the quarterly period ended June 30, 2004.

What are the most significant conditions to the offer? (Page 20)

•	Our obligation to accept for payment, purchase and pay for any shares tendered depends upon a number of conditions, including:

(a)	We shall have obtained approximately $177.5 million of long-term financing on terms and conditions satisfactory to us.

(b)	No legal action shall have been threatened, pending or taken, that might adversely affect the offer.

(c)	No one shall have proposed, announced or made a tender or exchange offer (other than the offer), merger, business combination or other similar transaction involving us.

(d)	We shall have obtained an opinion as to the Company’s capital surplus under Delaware law on the Expiration Date.

How do I tender my shares? (Page 10)

•	If you are the registered holder of your shares and decide to tender your shares, you must:

(a)	Deliver your shares by mail, physical delivery or book-entry transfer and deliver a completed and signed Letter of Transmittal or an Agent’s Message to the Depositary before 5:00 p.m. on Tuesday, August 24, 2004, or such later time and date to which we may extend the offer; or

(b)	If certificates for your shares are not immediately available for delivery to the Depositary, comply with the guaranteed delivery procedure before 5:00 p.m. on Tuesday, August 24, 2004, or such later time and date to which we may extend the offer; or

(c)	If you hold your shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact the nominee if you wish to tender your shares.

•	Contact the Information Agent, the Dealer Managers or your broker for assistance. The contact information for the Information Agent and the Dealer Managers is on the back cover page of this Offer to Purchase.

•	Holders of vested options with an exercise price of less than $18.75 per share granted under the Stock Option Plans may either:

(a)	conditionally exercise such options (that is, exercise them if and only to the extent that the Option Shares are purchased in the offer) on a “cashless” basis and tender the underlying Option Shares by following the special instructions and procedures for optionees described in Section 3, or

(ii)

(b)	exercise their vested options and tender shares issued upon exercise by following the instructions and procedures for tendering stockholders described in Section 3.

•	Holders of warrants may either:

(a)	conditionally exercise such warrants (that is, exercise them if and only to the extent that Warrant Shares are purchased in the offer) on a “cashless” basis and tender the underlying shares by following the special instructions and procedures described in Section 3, or

(b)	exercise their warrants and tender shares issued upon exercise by following the instructions and procedures described in Section 3.

•	Participants in the ESPP and the 401(k) Plan who wish to tender any of the shares held on their behalf in those plans must instruct the plan administrator and plan trustee, respectively, to tender their shares by following the instructions and procedures described in Section 3.

Until what time can I withdraw previously tendered shares? (Page 17)

•	You may withdraw your tendered shares at any time before 5:00 p.m. on Tuesday, August 24, 2004 or such later time and date to which we may extend the offer, and, unless we have already accepted your shares for payment by us, at any time after September 21, 2004.

In what order will tendered shares be purchased? Will tendered shares be prorated? (Page 3)

•	First, We will purchase shares from all holders of “odd lots” of less than 100 shares (not including any ESPP Shares, 401(k) Plan Shares or Warrant Shares) who properly tender all of their shares; and

•	Second, after purchasing all shares from the “odd lot holders,” we will then purchase shares from all other stockholders who properly tender shares on a pro rata basis, with appropriate adjustments to avoid the purchase of fractional shares, subject to the conditional tender provisions described in Section 6 and in the order of priority, if any, designated by registered holders tendering shares, optionees tendering shares underlying options, holders of warrants tendering shares underlying warrants and participants in the ESPP and 401(k) Plan tendering shares held in accounts under those plans, as described in Section 1.

•	Since certain stockholders have indicated that they intend to tender an aggregate of more than 11,200,000 shares, it is expected that we will purchase tendered shares on a pro rata basis (except for holders of “odd lots” who tender all their shares, which we will purchase on a priority basis). It is anticipated that as a result of the expected high level of participation and the resulting proration, the proportional beneficial ownership of the Company will not change significantly as a result of the tender offer.

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What do CCC and its Board of Directors think of the offer? (Page 1)

•	While our Board of Directors has authorized the offer, none of the Company, the Board, the Dealer Managers, the Information Agent or the Depositary makes any recommendation to you as to whether to tender or refrain from tendering your shares.

•	Certain of our major stockholders, directors and officers have indicated that they intend to tender, in the aggregate, approximately 13,810,508 shares beneficially owned by them (including shares underlying certain exercisable warrants and options).

•	You must decide whether to tender your shares and, if so, how many shares to tender. We expect that shares tendered by stockholders (other than holders of odd lots who tender all their shares) will be prorated.

What is the recent market price of my shares? (Page 22)

•	On July 21, 2004, the last full trading day before the announcement of the offer, the last reported sale price of the shares as reported on the NASDAQ was $14.90 per share.

•	On July 23, 2004, the most recent practicable trading day prior to the commencement of the offer, the last reported sale price of the shares as reported on the NASDAQ was $17.73 per share.

•	Stockholders are urged to obtain current market quotations for their shares.

What are the tax consequences of the tender offer? (Page 31)

•	The receipt of cash for shares accepted for payment by CCC from tendering United States Holders (as defined in Section 14) will generally be a taxable transaction for United States federal income tax purposes and will generally be treated as a sale of shares or a distribution in respect of shares.

Who do I contact if I have questions about the tender offer?

For additional information or assistance, you may contact:

•	Dealer Managers:

Credit Suisse First Boston LLC

Eleven Madison Avenue

New York, NY 10010-3629

(800) 881-8320

Jefferies & Company, Inc.

520 Madison Avenue

New York, NY 10022

(800) 933-6656

•	Information Agent:

Georgeson Shareholder

Communications Inc.

17 State Street, 10th floor

New York, NY 10004

Banks and brokers call: (212) 440-9800

All others call toll-free: (800) 255-4719

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v

FORWARD LOOKING STATEMENTS

This Offer to Purchase, including the Summary, the Introduction, Section 2 and Section 10, contains statements that are not historical facts and constitute projections, forecasts or forward-looking statements. When we use words such as “believes,” “expects,” “anticipates,” “intends,” “plans,” “estimates,” “may,” “should” or similar expressions, or when we discuss our strategy or plans, we are making projections, forecasts or forward-looking statements. These statements are not guarantees of performance. They involve risks, uncertainties and assumptions that could cause our future results and stockholder value to differ materially from those expressed in these statements. Many of the factors that will determine these results and value are beyond our ability to control or predict. These statements are necessarily based upon various assumptions involving judgments with respect to the future. These risks and uncertainties include, among others:

•	competition in the automotive claims and collision repair industries;

•	the ability to develop new products and services;

•	the ability to protect trade secrets and proprietary information;

•	the ability to generate cash flow necessary to meet our obligations;

•	the outcome of certain legal proceedings and the existence and extent of additional sources of insurance reimbursement to CCC;

•	interruption of our access to data used in providing collision estimating services to our customers;

•	a general or regional or local market economic downturn;

•	the definitive terms of the credit facilities pursuant to which the Company expects to obtain the financing necessary to complete the offer;

•	the financial resources to execute our business strategy, grow our business and pursue selective acquisitions;

•	the ability to maintain liability insurance;

•	acts of terrorism, acts of war and other unforeseen events; and

•	other factors described in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003 and in the Quarterly Report on Form 10-Q for the quarter ended June 30, 2004. See Section 10.

Please be advised that the safe harbor protections of the Private Securities Litigation Reform Act of 1995 are not available to statements made in connection with a tender offer.

vi

To the Holders of Common Stock of CCC Information Services Group Inc.:

INTRODUCTION

CCC Information Services Group Inc. hereby offers to purchase up to 11,200,000 shares of its common stock, par value $0.10 per share, at a price of $18.75 per share, net to the seller in cash, without interest. CCC’s offer is being made upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal which, as amended or supplemented from time to time, together constitute the offer. The number of shares to be purchased by CCC includes Option Shares and Warrant Shares as described in Section 3. As used in this Offer to Purchase, unless otherwise noted, the term “shares” includes Option Shares and Warrant Shares but does not include any shares used to pay the exercise price in “cashless” exercises of options or warrants or to satisfy tax withholding obligations on option exercise. The relevant Memo to Optionees and Notice of Instructions (Options) applicable to tenders of Option Shares, Memo to Holders of Warrants and Notice of Instructions (Warrants) applicable to tenders of Warrant Shares, Notice to ESPP Participants and Tender Instruction Form for ESPP Shares and Letter to Participants and Trustee Direction Form applicable to 401(k) Plan Shares described in Section 3 are also part of the terms of the offer.

Only shares properly tendered and not properly withdrawn will be purchased. Since certain stockholders have indicated that they intend to tender an aggregate of more than 11,200,000 shares, it is expected that tendered shares will be purchased on a pro rata basis, with appropriate adjustments to avoid the purchase of fractional shares, except for holders of “odd lots” who tender all their shares, which will be purchased on a priority basis. See Section 1. Shares not purchased because of proration or conditional tenders will be returned as promptly as practicable following the Expiration Date. See Section 3.

The offer is not conditioned on any minimum number of shares being tendered. The offer is, however, subject to other conditions, including CCC having obtained financing on terms and conditions satisfactory to CCC which, together with excess cash on hand, will be sufficient to purchase shares pursuant to the offer and to pay related fees and expenses. See Section 7.

The Board of Directors of CCC has authorized the offer. However, none of CCC, its Board of Directors, the Dealer Managers, the Information Agent or the Depositary makes any recommendation to you as to whether to tender or refrain from tendering your shares. You must make your own decision whether to tender your shares and, if so, how many shares to tender. In doing so, you should consider CCC’s reasons for making the offer. See Section 2. Certain major stockholders, directors and officers of CCC have indicated that they intend to tender, in the aggregate, approximately 13,810,508 shares beneficially owned by them (including shares underlying certain exercisable warrants and options). See Section 11.

If, as expected, at the expiration of the offer more than 11,200,000 shares (or a greater number of shares as CCC may elect to purchase—see below) are properly tendered and not properly withdrawn, CCC will buy shares first from all Odd Lot Holders (as defined in Section 1) who properly tender all their shares, and second, on a pro rata basis, from all other stockholders who properly tender shares, subject to any conditional tenders and appropriate adjustments to avoid the purchase of fractional shares. See Section 1.

The purchase price will be paid net to the tendering stockholders in cash, without interest, for all shares purchased. Tendering stockholders who hold shares registered in their own names and who tender their shares directly to the Depositary, holders of options who conditionally exercise their options and tender the underlying Option Shares, holders of warrants who conditionally exercise their warrants and tender the underlying Warrant Shares, and holders of ESPP Shares and 401(k) Plan Shares who tender such shares will not be obligated to pay brokerage commissions, solicitation fees or, subject to Instruction 7 of the Letter of Transmittal, stock transfer taxes on the purchase of shares by CCC in the offer. Stockholders holding shares through brokers, dealers, commercial banks, trust companies or other nominees are urged to consult such nominees to determine whether transaction costs may apply if stockholders tender shares through such nominees and not directly to the Depositary. See Sections 3 and 14 regarding certain tax consequences of the offer.

CCC will pay all fees and expenses incurred in connection with the offer by Computershare Trust Company of New York, the Depositary for the offer, Credit Suisse First Boston LLC and Jefferies & Company, Inc., the Dealer Managers for the offer, Georgeson Shareholder Communications Inc., the Information Agent, Computershare Plan Managers, the administrator of the ESPP Plan, Smith Barney, Inc., as the recordkeeper for the Stock Option Plans and T. Rowe Price Trust Company, the Trustee of the 401(k) Plan. See Section 16.

As of June 30, 2004, CCC had 26,735,699 issued and outstanding shares, 2,625,120 shares reserved for issuance upon exercise of outstanding stock options under the Stock Option Plans (of which options to purchase 1,795,272 shares have an exercise price of less than $18.75 and were vested by June 30, 2004), and 1,842,541 shares reserved for issuance upon exercise of outstanding warrants. The 11,200,000 shares that CCC is offering to purchase pursuant to the offer represent approximately 36.9% of CCC’s shares outstanding (including the 1,795,272 Option Shares, and 1,842,541 shares issuable upon exercise of warrants that are expected to be tendered) on June 30, 2004. The shares are listed and traded on the NASDAQ under the symbol “CCCG.” On July 21, 2004, the last full trading day before the announcement of the offer, the last reported sale price of the shares as reported on the NASDAQ was $14.90 per share. On July 23, 2004, the most recent practicable trading date prior to commencement of the offer, the last reported sale price of the shares as reported on the NASDAQ was $17.73 per share. STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES. See Section 8.

Special Information for Holders of Certain Types of Shares

Holders of shares held in accounts under the ESPP or the 401(k) Plan or vested options under the Stock Option Plans with an exercise price of less than $18.75 per share or warrants who wish to tender their ESPP Shares, 401(k) Plan Shares, Option Shares or Warrant Shares, respectively, must follow the procedures described in Section 3 under “Special Procedures for Holders of Option Shares, Warrant Shares, ESPP Shares and 401(k) Plan Shares.” Instructions for the tender of ESPP Shares and 401(k) Plan Shares must be received by the parties named in Section 3 at least three business days prior to the Expiration Date. Instructions for the conditional exercise of options and tender of Option Shares must be received by Smith Barney, Inc. at least five business days prior to the Expiration Date. Instructions for the conditional exercise of warrants and tender of Warrant Shares must be received by CCC at least five business days prior to the Expiration Date. Section 14 sets forth information about tax considerations with respect to tenders of Option Shares, Warrant Shares, ESPP Shares and 401(k) Plan Shares.

THE OFFER

1.	Number of Shares; Purchase Price Proration.

Upon the terms and subject to the conditions of the offer, CCC will purchase up to 11,200,000 shares properly tendered and not properly withdrawn in accordance with Section 4 before the Expiration Date, as defined below, at a price of $18.75 per share, net to the seller in cash, without interest.

The term “Expiration Date” means 5:00 p.m., New York City time, on Tuesday, August 24, 2004. CCC may, in its sole discretion, extend the period of time during which the offer will remain open. In the event of an extension, the term “Expiration Date” will refer to the latest time and date at which the offer, as extended by CCC, will expire. See Section 15 for a description of the Company’s right to extend, delay, terminate or amend the offer.

In accordance with Instruction 5 of the Letter of Transmittal, stockholders desiring to tender shares must specify the number of shares they are willing to sell to CCC.

Only shares properly tendered and not properly withdrawn will be purchased. Since certain stockholders have indicated that they intend to tender an aggregate of more than 11,200,000 shares, it is expected that tendered shares will be purchased on a pro rata basis (other than holders of odd lots who tender all their shares, which will be purchased on a priority basis). All shares tendered and not purchased pursuant to the offer, including shares not purchased because of proration or conditional tenders, will be returned to the tendering stockholders at CCC’s expense as promptly as practicable following the Expiration Date. The proration period also expires on the Expiration Date. It is anticipated that as a result of the expected high level of participation and the resulting proration, the proportional beneficial ownership of the Company will not change significantly as a result of the tender offer.

CCC reserves the right to purchase more than 11,200,000 shares pursuant to the offer. In accordance with applicable regulations of the Securities and Exchange Commission (“SEC”), CCC may purchase pursuant to the offer an additional amount of shares not to exceed 2% of the outstanding shares without amending or extending the offer. See Section 15.

If CCC (1) increases or decreases the price that may be paid for shares above or below $18.75 per share, (2) increases the number of shares that it may purchase in the offer by more than 2% of the outstanding shares or (3) decreases the number of shares that it may purchase in the offer, then the offer must remain open for at least ten business days following the date that notice of the increase or decrease is first published, sent or given in the manner specified in Section 15.

Priority of Purchases. If, as expected, more than 11,200,000 shares (or a greater number of shares as CCC may elect to purchase) have been properly tendered and not properly withdrawn before the Expiration Date, CCC will purchase properly tendered shares on the basis set forth below:

•	First, CCC will purchase all shares tendered by any Odd Lot Holder (as defined below) who:

(1)	tenders all shares owned beneficially or of record by the Odd Lot Holder (tenders of less than all of the shares owned by the Odd Lot Holder will not qualify for this preference); and

(2)	completes the section entitled “Odd Lots” in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery.

•	Second, after the purchase of all of the shares properly tendered by Odd Lot Holders, subject to the conditional tender provisions described in Section 6, CCC will purchase all other shares tendered on a pro rata basis, with appropriate adjustments to avoid purchases of fractional shares, as described below.

If, as expected, more than 11,200,000 shares have been tendered, ESPP Shares, Option Shares, Warrant Shares and 401(k) Shares will also be subject to the same proration as all other shares, with the following additional administrative rules applicable to the ESPP Shares, Option Shares and Warrant Shares and those instructions set forth in Section 3:

•	Stockholders tendering ESPP Shares may direct CCC to purchase shares in a specific order. If the holder of ESPP Shares does not so direct, CCC will purchase the ESPP Shares in order of their original purchase price beginning with the lowest purchase price.

•	Optionees who are eligible to conditionally exercise their options and tender the resulting Option Shares may direct the order in which such options will be exercised. If the optionee does not so direct, then options will be exercised based on exercise price, with the lowest priced options exercised first.

•	Holders of warrants who are eligible to conditionally exercise their warrants and tender the resulting Warrant Shares may direct the order in which such warrants will be exercised. If the holder does not so direct, then warrants will be exercised based on exercise price, with the lowest priced warrants exercised first.

Odd Lots. The term “odd lots” means all shares tendered by any person (an “Odd Lot Holder”) who owned beneficially or of record an aggregate of fewer than 100 shares (not including any ESPP Shares, 401(k) Plan Shares or Warrant Shares) and so certified in the appropriate place on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery. Odd lots include Option Shares. If optionees are eligible to tender Option Shares for fewer than 100 shares (not including ESPP Shares, 401(k) Plan Shares or Warrant Shares) they may participate in “odd lot” priority. To qualify for this preference, an Odd Lot Holder must tender all shares owned by the Odd Lot Holder in accordance with the procedures described in Section 3. Odd lots will be accepted for payment before any proration of the purchase of other tendered shares. This preference is not available to partial tenders or to beneficial or record holders of an aggregate of 100 or more shares, even if these holders have separate accounts or certificates representing fewer than 100 shares, or with respect to any ESPP Shares, 401(k) Plan Shares, Option Shares or Warrant Shares. By tendering in the offer, an Odd Lot Holder who holds shares in its name and tenders its shares directly to the Depositary would not only avoid the payment of brokerage commissions, but also would avoid any applicable odd lot discounts in a sale of the holder’s shares. Any Odd Lot Holder wishing to tender all of the stockholder’s shares pursuant to the offer should complete the section entitled “Odd Lots” in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery.

CCC also reserves the right, but will not be obligated, to purchase all shares properly tendered by any stockholder who tenders any shares owned beneficially or of record and who, as a result of proration, would then own beneficially or of record an aggregate of fewer than 100 shares. If CCC exercises this right, it will increase the number of shares that it is offering to purchase in the offer by the number of shares purchased through the exercise of the right.

Proration. If, as expected, proration of tendered shares is required, CCC will determine the proration factor as promptly as practicable following the Expiration Date. Proration for each stockholder tendering shares (other than Odd Lot Holders) shall be based on the ratio of the total number of shares that CCC accepts for purchase less odd lot shares tendered to the total number of shares properly tendered (and not properly withdrawn) by all stockholders less odd lot shares tendered, subject to conditional tenders. Because of the difficulty in determining the number of shares properly tendered and not properly withdrawn, and because of the odd lot procedure described above and the conditional tender procedure described in Section 6, CCC does not expect that it will be able to announce the final proration factor or commence payment for any shares purchased pursuant to the offer until approximately seven business days after the Expiration Date. The preliminary results of any proration will be announced by press release as promptly as practicable after the Expiration Date. Stockholders may obtain preliminary proration information from the Dealer Managers or the Information Agent and also may be able to obtain the information from their brokers.

As described in Section 14, the number of shares that CCC will purchase from a stockholder pursuant to the offer may affect the United States federal income tax consequences to the stockholder of the purchase and, therefore, may be relevant to a stockholder’s decision whether or not to tender shares. The Letter of Transmittal affords each stockholder who tenders shares registered in such stockholder’s name directly to the Depositary the opportunity to designate the order of priority in which shares tendered are to be purchased in the event of proration as well as the ability to condition such tender on a minimum number of shares being purchased. See Section 6. Holders of ESPP Shares, Option Shares and Warrant Shares have the opportunity to designate the order in which such shares will be purchased in the event less than all of such shares tendered are purchased as a result of proration. Holders of ESPP Shares, Option Shares and Warrant Shares are urged to read the instruction letters delivered to them with this Offer to Purchase.

This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of the shares and will be furnished to brokers, dealers and other nominee stockholders and similar persons whose names, or the names of whose nominees, appear on CCC’s stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of shares.

2.	Purpose of the Offer; Certain Effects of the Offer.

The purpose of the offer is to allow all stockholders an opportunity to sell a portion of their investment in CCC at a premium over the recent stock price and to enhance value to stockholders over the long term. The decision to pursue a tender offer came after intensive ongoing review by the Board of Directors (the “Board”) of the Company’s strategic investment alternatives, including exploration of various strategic acquisitions. In these instances, the seller’s price expectations precluded a transaction on an attractive basis for CCC’s stockholders. However, the Board’s strategic assessments reinforced its view that CCC is a leading competitor in its markets with a strong financial position and that CCC stock presents an attractive investment opportunity.

The Board subsequently requested that the Finance Committee of the Board (the “Finance Committee”) advise the Board as to the most appropriate means for realizing its goals of returning value to stockholders at a premium and enhancing long-term value to stockholders. The Board also created a special committee of directors (the “Special Committee”) to review the recommendation of the Finance Committee and make its own recommendation in a report to be delivered to the Board.

The Finance Committee considered various methods to return cash to the Company’s stockholders, including a special dividend to the stockholders and an offer to repurchase shares of the Company’s common stock. The Finance Committee, following its review of the various alternatives, recommended that the Board approve a self-tender offer for up to 11,200,000 shares of common stock at $18.75 per share through the use of a combination of debt and excess cash on hand. The Special Committee reviewed the recommendation of the Finance Committee and its various elements and concurred with the recommendation in a report delivered to the Board.

In determining their recommendation as to the number of shares to purchase in the offer and the appropriate price per share, the Finance Committee and the Special Committee considered a broad range of factors, including, but not limited to, the Company’s financial structure, financial condition, operations, competitive position, resources and prospects, recent market prices of CCC’s shares, trading volumes, the Company’s desire for future financial flexibility and the attractiveness of the offer to CCC’s stockholders. Each Committee also considered risk and uncertainties, such as the potential effect on the Company’s cash balances and debt levels. The Finance Committee and the Special Committee further considered alternative structures for a self-tender offer and each determined that a “fixed price” tender offer would be more easily communicated to and understood by individual investors and would result in an overall simplification of the decision whether to tender.

Following review of the Finance Committee’s and the Special Committee’s recommendation and its own review, the Board concluded that the interests of the Company and its stockholders,

employees and clients are best served at this time by balancing the goals of returning excess capital to stockholders while preserving the Company’s ability to invest in its infrastructure and pursue selective acquisitions that have the potential to increase its market share and/or expand the depth and breadth of its current lines of business. Accordingly, the full Board, by vote of all directors present, approved the offer on the terms recommended by the Finance Committee and the Special Committee. Before the opening of business on July 22, 2004, the Company announced its intention to commence the offer.

In considering the offer, the Board took into account the expected financial impact of the offer, including the Company’s increased long-term obligations under the Proposed Credit Facility described in Section 9. The Board believes that, in light of CCC’s financial condition and outlook and current market conditions, including recent trading prices of the common stock, the offer is an attractive use of the Company’s capital as it will:

•	provide liquidity to stockholders at a premium to the recent stock price;

•	result in a more appropriate capital structure for the Company; and

•	allow the Company to maintain the financial flexibility it needs to continue to execute its business strategy, including the pursuit of internal and external growth opportunities.

Accordingly, the Company believes that the offer is consistent with its corporate goal of increasing long-term stockholder value. After the offer is completed, assuming the incurrence of approximately $177.5 million of debt for the repurchase, the Company believes that its capital structure will allow it to continue to make the necessary investments in technology, people and service delivery as well as to make selective synergistic acquisitions. CCC believes that its anticipated excess cash flow from operations, access to credit facilities and capital markets, and financial condition will, taken together, be more than adequate for its needs for the foreseeable future. However, actual experience may differ significantly from the Company’s expectations. Future events, such as the condition of the insurance markets, regulatory developments, adverse decisions in the Company’s current litigation or in future litigation, adverse effects on operations, or levels of capital and other expenditures, could have the effect of reducing the Company’s available cash or might reduce or adversely affect the availability or cost of external financial resources. In addition, the Company is subject to certain risks described in its quarterly report on Form 10-Q for the period ended June 30, 2004, filed with the SEC on July 22, 2004, and in its other reports filed with the SEC, which CCC encourages you to read.

The offer allows:

•	stockholders an opportunity to sell a portion of their investment in CCC at a premium over the recent stock price while retaining a continuing equity interest in the Company;

•	stockholders an opportunity to sell shares for cash at a fixed price without the usual transaction costs associated with open market sales, subject to the terms and conditions of the offer (including proration) and, if such shares are held through a broker, dealer, commercial bank, trust company or other nominee and tendered by such nominee, subject to any transaction costs assessed by the nominee; and

•	Odd Lot Holders who hold shares in their names and tender all of their shares directly to the Depositary, and whose shares are purchased pursuant to the offer, to avoid the payment of brokerage commissions.

Stockholders who determine not to accept the offer will realize a proportionate increase in their relative ownership interest in the Company and thus in its future earnings and assets. There can be no assurance that the Company will not issue additional shares and other equity securities in the future. Non-tendering stockholders will own a greater interest in a company with greater pro forma earnings per share, based on pro forma calculations for the fiscal year ended December 31, 2003 and the quarterly period ended June 30, 2004, although CCC cannot assure you that it will achieve that earnings per share growth.

Stockholders may be able to sell shares which are not tendered, or tendered and not purchased in the offer in the future on the NASDAQ or otherwise, at a net price higher than the purchase price in the offer. CCC can give no assurance, however, as to the price at which a stockholder may be able to sell his or her shares in the future, which may be higher or lower than the purchase price paid by the Company in the offer.

Shares that CCC acquires in the offer will immediately be canceled and restored to the status of authorized but unissued shares and will be available for the Company to issue without further stockholder action (except as required by applicable law or stock exchange rules) for all purposes including, but not limited to, the acquisition of other businesses, the raising of additional capital and the satisfaction of obligations under existing or future employee compensation plans. CCC has no current plans for the issuance of shares repurchased pursuant to the offer.

In addition to the tender offer, CCC has in place a stock repurchase plan to repurchase up to 2,000,000 shares of CCC’s common stock (the “Stock Repurchase Plan”), which would require additional Board action to implement. However, neither the Board nor the Company has any intention of implementing the Stock Repurchase Plan at this time.

CCC does not have any current plans, following the expiration of the tender offer, to purchase additional shares in the open market, in private transactions, through tender offers or otherwise, subject to applicable regulations. If, at a later date, CCC decides to purchase additional shares, those future purchases may be on the same terms or on terms which are more or less favorable to stockholders than the terms of the offer and shall be made in accordance with Rule 13e-4 of the Exchange Act. Any other future purchases by CCC, including purchases pursuant to its open market repurchase program, will depend on many factors, including:

•	the market price of the shares;

•	the results of the offer;

•	the Company’s business and financial position; and

•	general economic and market conditions.

Additionally, CCC is seeking to add an additional independent director to the present Board and is currently engaged in discussions with a candidate. As previously announced, the Company’s chief financial officer is presently serving on an interim basis and the Company is conducting a search for a permanent chief financial officer. Other than the foregoing, CCC is not seeking to make any other change in the present Board or management of CCC or to change any material term of the employment contract of any executive officer.

Except as disclosed in this Offer to Purchase, CCC currently has no plans, proposals or negotiations underway that relate to or would result in:

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving CCC or any of its subsidiaries;

•	any purchase, sale or transfer of a material amount of assets of CCC or any of its subsidiaries, taken as a whole;

•	any material change in the present dividend rate or policy, or indebtedness or capitalization of CCC;

•	any other material change in CCC’s corporate structure or business;

•	any class of equity securities of CCC to be delisted from a national securities exchange;

•	the suspension of CCC’s obligation to file reports under Section 15(d) of the Exchange Act;

•	the acquisition by any person of additional securities of CCC, or the disposition of securities of CCC; or

•	any changes in CCC’s charter, bylaws or other governing instruments or other actions that could impede the acquisition or control of CCC.

Notwithstanding the foregoing, CCC reserves the right to change its plans and intentions at any time it deems appropriate.

The Board of Directors of CCC has authorized the offer. However, none of CCC, its Board of Directors, the Dealer Managers, the Information Agent or the Depositary makes any recommendation to stockholders as to whether to tender or refrain from tendering their shares, and none has authorized any person to make any recommendation. Stockholders are urged to evaluate carefully all information in the offer, consult with their own investment and tax advisors and make their own decision whether to tender and, if so, how many shares to tender. Certain major stockholders, directors and officers of CCC have indicated that they intend to tender an aggregate of approximately 13,810,508 shares

(including shares underlying certain exercisable warrants and options). It is anticipated that as a result of the expected high level of participation and the resulting proration, the proportional beneficial ownership of the Company will not change significantly as a result of the tender offer. See Section 11.

3.	Procedures for Tendering Shares.

Proper Tender of Shares. For shares to be tendered properly pursuant to the offer:

(1) the certificates for the shares, or confirmation of receipt of the shares pursuant to the procedure for book-entry transfer set forth below, together with a properly completed and duly executed Letter of Transmittal, or a manually signed facsimile of the Letter of Transmittal, including any required signature guarantees, or an Agent’s Message (as defined below) in the case of a book-entry transfer, and any other documents required by the Letter of Transmittal, must be received before the Expiration Date by the Depositary at its address set forth on the back cover of this Offer to Purchase; or

(2) the tendering stockholder must comply with the guaranteed delivery procedure set forth below.

In accordance with Instruction 5 of the Letter of Transmittal, each stockholder desiring to tender shares pursuant to the offer must indicate the number of shares being tendered.

In addition, Odd Lot Holders who tender all of their shares must complete the section captioned “Odd Lots” in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery, to qualify for the preferential treatment available to Odd Lot Holders as set forth in Section 1.

Stockholders holding their shares through a broker, dealer, commercial bank, trust company or other nominee, must contact the nominee in order to tender their shares. Stockholders who hold shares through nominee stockholders are urged to consult their nominees to determine whether transaction costs may apply if stockholders tender shares through the nominees and not directly to the Depositary.

Stockholders may tender shares subject to the condition that all or a specified minimum number of shares be purchased. Any stockholder desiring to make such a conditional tender should so indicate in the box captioned “Conditional Tender” on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery. It is the tendering stockholder’s responsibility to determine the minimum number of shares to be purchased. ESPP Shares, 401(k) Shares, Option Shares and Warrant Shares are not eligible for conditional tenders. STOCKHOLDERS SHOULD CONSULT THEIR OWN INVESTMENT AND TAX ADVISORS WITH RESPECT TO THE EFFECT OF PRORATION OF THE OFFER AND THE ADVISABILITY OF MAKING A CONDITIONAL TENDER. See Section 14.

Holders of vested options to purchase shares with an exercise price of less than $18.75 per share who wish to conditionally exercise their options and tender any of their Option Shares, holders of warrants to purchase shares with an exercise price of less than $18.75 per share who wish to conditionally exercise their warrants and tender any of their Warrant Shares, participants in the ESPP and 401(k) Plan who wish to tender any of their ESPP Shares or 401(k) Plan Shares, must follow the separate instructions described below under “Special Procedures for Holders of Option Shares, Warrant Shares, ESPP Shares and 401(k) Plan Shares.”

Optionees holding vested options to purchase shares (without regard to exercise price) may also exercise their options and tender the shares received upon exercise in accordance with the instructions and procedures described in Section 3 with respect to shares generally. Except for the conditional exercise of an option in accordance with the Notice of Instructions (Options), the exercise of an option cannot be revoked even if the shares received upon the exercise and tendered in the offer are not purchased for any reason.

Holders of warrants who wish to tender the underlying shares may also exercise the warrants and tender the shares received upon exercise in accordance with the instructions and procedures described in Section 3 with respect to shares generally. Holders of warrants may exercise the warrants by delivery to CCC Information Services Group Inc., c/o Treasurer, World Trade Center Chicago, 444 Merchandise Mart, Chicago, Illinois 60654, of the warrants, along with an executed notice of exercise and a request to exercise on a cashless basis or the payment of the exercise price pursuant to the requirements of the warrants. The warrants must be validly exercised at least five business days prior to the Expiration Date in order for the Company to issue the shares in sufficient time to permit their tender prior to the Expiration Date. In no event are any warrants to be delivered to the Depositary in connection with a tender of shares hereunder. Except for the conditional exercise of a warrant in accordance with the Notice of Instructions (Warrants), the exercise of a warrant cannot be revoked even if shares received upon the exercise and tendered in the offer are not purchased for any reason.

Signature Guarantees and Method of Delivery. No signature guarantee is required if:

(1)	the Letter of Transmittal is signed by the registered holder of the shares (which term, for purposes of this Section 3, will include any participant in The Depository Trust Company (the “Book-Entry Transfer Facility”) whose name appears on a security position listing as the owner of the shares) tendered and the holder has not completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal; or

(2)	shares are tendered for the account of a bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of the Securities Transfer Agents Medallion Program or an “eligible guarantor institution,” as the term is defined in Rule 17Ad-15 under the Exchange Act (each of the foregoing constituting an “Eligible Institution”). See Instruction 1 of the Letter of Transmittal.

If a certificate for shares is registered in the name of a person other than the person executing a Letter of Transmittal, or if payment is to be made, or shares not purchased or tendered are to be issued, to a person other than the registered holder, then the certificate must be endorsed or accompanied by an appropriate stock power, signed in either case exactly as the name of the registered holder appears on the certificate, with the signature guaranteed by an Eligible Institution.

In all cases, payment for shares tendered and accepted for payment pursuant to the offer will be made only after timely receipt by the Depositary of certificates for the shares (or a timely confirmation of the book-entry transfer of the shares into the Depositary’s account at the Book-Entry Transfer Facility, as described above), a properly completed and duly executed Letter of Transmittal, or a manually signed facsimile of the Letter of Transmittal, including any required signature guarantees, or an Agent’s Message (as defined below) in the case of a book-entry transfer, and any other documents required by the Letter of Transmittal.

The method of delivery of all documents, including certificates for shares, the Letter of Transmittal and any other required documents, is at the election and risk of the tendering stockholder. If delivery is by mail, then registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

Book-Entry Delivery. The Depositary will establish an account with respect to the shares for purposes of the offer at the Book-Entry Transfer Facility within two business days after the date of this Offer to Purchase, and any financial institution that is a participant in the Book-Entry Transfer Facility’s system may make book-entry delivery of the shares by causing the Book-Entry Transfer Facility to transfer shares into the Depositary’s account in accordance with the Book-Entry Transfer Facility’s procedures for transfer. Although delivery of shares may be effected through a book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility, either (1) a properly completed and duly executed Letter of Transmittal, or a manually signed facsimile of the Letter of Transmittal, with any required signature guarantees, or an Agent’s Message, and any other required documents must be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase before the Expiration Date or (2) the guaranteed delivery procedure described below must be followed. Delivery of the Letter of Transmittal and any other required documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

The term “Agent’s Message” means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgement from the participant in the Book-Entry Transfer Facility tendering shares that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that CCC may enforce such agreement against the participant.

Guaranteed Delivery. If a stockholder desires to tender shares pursuant to the offer and the stockholder’s share certificates are not immediately available or cannot be delivered to the Depositary before the Expiration Date (or the procedure for book-entry transfer cannot be completed on a timely basis), or if time will not permit all required documents to reach the Depositary before the Expiration Date, the shares still may be tendered, if all of the following conditions are satisfied:

(1)	the tender is made by or through an Eligible Institution;

(2)	the Depositary receives by hand, mail, overnight courier, telegram or facsimile transmission, on or before the Expiration Date, a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form CCC has provided with this Offer to Purchase, including (where required) a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery; and

(3)	the certificates for all tendered shares, in proper form for transfer (or confirmation of book-entry transfer of the shares into the Depositary’s account at the Book-Entry Transfer Facility), together with a properly completed and duly executed Letter of Transmittal, or a manually signed facsimile of the Letter of Transmittal, or an Agent’s Message in the case of a book-entry transfer, and any required signature guarantees and other documents required by the Letter of Transmittal, are received by the Depositary within three NASDAQ trading days after the date of receipt by the Depositary of the Notice of Guaranteed Delivery.

Return of Unpurchased Shares. If any tendered shares are not purchased, or if less than all shares evidenced by a stockholder’s certificates are tendered, certificates for unpurchased shares will be returned as promptly as practicable after the expiration or termination of the offer or, in the case of shares tendered by book-entry transfer at the Book-Entry Transfer Facility, the shares will be credited to the appropriate account maintained by the tendering stockholder at the Book-Entry Transfer Facility, in each case without expense to the stockholder. ESPP Shares and 401(k) Plan Shares not purchased will be returned to the administrator for the ESPP or the Trustee for the 401(k) Plan, as applicable.

Special Procedures for Holders of Option Shares, Warrant Shares, ESPP Shares and 401(k) Plan Shares

Option Shares, Warrant Shares, ESPP Shares, and 401(k) Plan Shares may not be tendered by a Letter of Transmittal. Proper tender may only be made by following the separate instructions and procedures applicable to each type of shares that are described below. Please note that the deadlines for submitting instructions regarding the tender of Option Shares, Warrant Shares, ESPP Shares and 401(k) Plan Shares are earlier than the Expiration Date. The deadline for submitting the tender instructions for the ESPP Shares and 401(k) Plan Shares is three business days prior to the Expiration Date. The deadline for submitting instructions regarding the conditional exercise of options or warrants and the tender of such underlying Option Shares or Warrant Shares is five business days prior to the Expiration Date.

Option Shares. Optionees with vested (but unexercised) options to purchase shares granted under the Stock Option Plans with an exercise price of less than $18.75 per share may conditionally exercise some or all of such options as part of the offer by instructing CCC to tender all of the Option Shares resulting from the exercise. This exercise of options is “conditional” because the optionee is deemed to exercise the option (and pay the exercise price) only if and to the extent that the Company actually purchases the Option Shares in the offer. If the Company does not purchase an Option Share, the option for the Option Share will not be deemed exercised and will remain outstanding. The Company will, as an accommodation to the optionees planning to tender Option Shares in the offer, permit a “cashless” exercise of such options. In this event the Company will determine the number of shares needed by the optionee to pay the exercise price of the option and any applicable tax withholding due upon exercise of the option based on the closing price of the Company’s common stock on the NASDAQ on the Expiration Date. The Company will deduct that number of shares from the total number of shares subject to the option being exercised and will tender the remaining net Option Shares for the optionee. Accordingly, the optionee will receive $18.75 only for each net Option Share actually purchased and not for each share subject to the option exercised. Optionees who wish to conditionally exercise their options and tender the resulting shares may not use the Letter of Transmittal. Rather, such optionees must follow the procedures set forth in the Memo to Optionees and the Notice of Instructions (Options), printed on yellow paper and mailed to them with this Offer to Purchase. Optionees are urged to read the Memo to Optionees and the Notice of Instructions (Options) carefully.

Optionees eligible to conditionally exercise their options may direct on the Notice of Instructions (Options) the order in which an optionee wishes to have his or her options exercised. If an optionee does not direct the order in which he or she wishes to have the options exercised, then options will be exercised in order of exercise price, beginning with options having the lowest exercise price.

Optionees may also exercise vested but unexercised options (regardless of exercise price) in accordance with the terms of the applicable Stock Option Plans and tender the shares received upon exercise in accordance with the instructions and procedures described in this Section 3 with respect to shares generally.

Optionees who are eligible for “odd lot” priority must also complete the section captioned “Odd Lots” on the Letter of Transmittal and include that with the Notice of Instructions (Options) when submitted in order to receive “odd lot” priority treatment on their Option Shares.

Warrant Shares. Holders of warrants may conditionally exercise some or all of such warrants as part of the offer by instructing CCC to tender all of the Warrant Shares resulting from the exercise. This exercise of warrants is “conditional” because the holder is deemed to exercise the warrant (and pay the exercise price) only if and to the extent that the Company actually purchases the Warrant Shares in the offer. If the Company does not purchase a Warrant Share, the warrant will not be deemed exercised and will remain outstanding. The Company will, as an accommodation to the holders of warrants planning to tender Warrant Shares in the offer, permit a “cashless” exercise of such warrants. In this event, the Company will withhold the number of shares with a fair market value (i.e. closing price for the Company’s Common Stock on the NASDAQ on the Expiration Date) equal to the exercise price of the warrant being exercised and then the Company will tender the remaining net Warrant Shares. Accordingly, warrant holders will receive $18.75 for each net Warrant Share actually purchased and not for each share subject to the warrant exercised. Holders of warrants who wish to conditionally exercise their warrants and tender the resulting shares may not use the Letter of Transmittal. Rather, such holders of warrants must follow the procedures set forth in the Memo to Holders of Warrants and the Notice of Instructions (Warrants), printed on green paper and mailed to them with this Offer to Purchase. Holders of warrants are urged to read the Memo to Holders of Warrants and the Notice of Instructions (Warrants) carefully.

Holders of warrants eligible to conditionally exercise their warrants may direct on the Notice of Instructions (Warrants) the order in which a holder wishes to have his or her warrants exercised. If a holder does not direct the order in which he or she wishes to have the warrants exercised, then warrants will be exercised in order of exercise price, beginning with warrants having the lowest exercise price.

Holders of warrants may also exercise their warrants and tender the shares received upon exercise in accordance with the instructions and procedures described in this Section 3 with respect to shares generally.

Employee Stock Purchase Plan. Holders of ESPP Shares through Computershare Plan Managers as administrator of the ESPP may not use the Letter of Transmittal to direct the tender of their ESPP Shares. Rather, holders of such ESPP Shares must follow the procedures for tender described in the Notice to ESPP Participants and the Tender Instruction Form for ESPP Shares, printed on pink paper and mailed to them with this Offer to Purchase, to instruct Computershare Plan Managers as the administrator of the ESPP to tender shares held in their accounts under the ESPP. On the Tender Instruction Form for ESPP Shares, each participant may designate that all or some of the ESPP Shares credited to his or her account under the ESPP be tendered. Participants tendering ESPP Shares may direct CCC to purchase such shares in a specific order. If the holder of ESPP Shares does not so direct, CCC will purchase the ESPP Shares in order of their original purchase price beginning with the lowest purchase price. Any ESPP shares tendered but not purchased will be returned to the participant’s ESPP account. Participants in the ESPP are urged to read the Notice to ESPP Participants and Tender Instruction Form for ESPP Shares carefully. Participants in the ESPP who hold certificates in their own names for shares purchased under the ESPP and who wish to tender those shares should comply with the instructions for tendering shares generally and use the Letter of Transmittal.

401(k)Plan. Participants in the 401(k) Plan may instruct T. Rowe Price Trust Company, as the Trustee of the 401(k) Plan, to tender some, all or none of the shares held in their account under the 401(k) Plan by following the procedures described in the Letter to Participants and the Trustee Direction Form, printed on blue paper and mailed to them with this Offer to Purchase. Participants in the 401(k) Plan cannot use the Letter of Transmittal to direct the tender of shares, but must use the Trustee Direction Form.

The proceeds received by the Trustee for the shares tendered in the 401(k) Plan will be invested in the T. Rowe Price Stable Value Fund within the 401(k) Plan and will not be distributed to participants. After the administrative processing of the proceeds is completed, participants may then direct the Trustee to exchange the proceeds received from the tender of shares which were invested in the T. Rowe Price Stable Value Fund into the other investment options available under the 401(k) Plan.

Under certain circumstances the Trustee may be prohibited by the terms of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the Code from following participants instructions regarding whether or not to tender their shares. In particular, the 401(k) Plan is prohibited from selling shares to CCC for a price that is less than “adequate consideration” within the meaning of Section 3(18) of ERISA. Adequate consideration for a publicly traded security generally is defined as the prevailing market price of the security. Accordingly, if the prevailing market price of CCC’s common stock at the Expiration Date is higher than $18.75 per share, the Trustee may not tender the shares, regardless of participant instructions.

Participants in the 401(k) Plan are urged to read the separate Letter to Participants and Trustee Direction Form carefully.

United States Federal Income Tax Backup Withholding. Under the federal income tax laws, the Depositary will be required to withhold 28% of the gross proceeds payable to a tendering stockholder or other payee pursuant to the offer, unless such stockholder provides the Depositary with such stockholder’s taxpayer identification number and certifies that such stockholder is not subject to backup withholding by completing the Substitute Form W-9 in the Letter of Transmittal or Form W-8BEN, as applicable. See Instruction 12 of the Letter of Transmittal. Non-United States Holders (as defined in Section 14) are urged to consult their tax advisors regarding the application of United States income and withholding taxes and backup withholding (including eligibility for any withholding tax reduction or exemption and the refund procedure). Amounts withheld under the backup withholding rules are not an additional tax and may be credited against the holder’s United States federal income tax liability and any excess amount may be refunded, provided that the required information is furnished to the Internal Revenue Service.

Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects. All questions as to the number of shares to be accepted, the purchase price to be paid for shares to be accepted and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of shares will be determined by CCC, in its reasonable discretion, and its determination will be final and binding on all parties. CCC reserves the absolute right to reject any or all tenders of any shares that it determines are not in proper form or the acceptance for payment of or payment for which may, in the opinion of the Company’s counsel, be unlawful. CCC also reserves the absolute right to waive any of the conditions of the offer or any defect or irregularity in any tender with respect to any particular shares or any particular stockholder, and the Company’s interpretation of the terms of the offer will be final and binding on all parties. In the event a condition is waived with respect to any particular stockholder, the same condition will be waived with respect to all stockholders. No tender of shares will be deemed to have been properly made until all defects or irregularities have been cured by the tendering stockholder or waived by CCC. CCC will not be liable for failure to waive any condition of the offer, or any defect or irregularity in any tender of shares. None of CCC, the Dealer Managers, the Information Agent, the Depositary or any other person will be obligated to give notice of any defects or irregularities in tenders, nor will any of them incur any liability for failure to give any notice.

Tendering Stockholder’s Representation and Warranty; CCC’s Acceptance Constitutes an Agreement. A tender of shares pursuant to any of the procedures described above will constitute the tendering stockholder’s acceptance of the terms and conditions of the offer, as well as the tendering stockholder’s representation and warranty to CCC that (1) the stockholder has a “net long position,” within the meaning of Rule 14e-4 promulgated by the SEC under the Exchange Act, in the shares or equivalent securities at least equal to the shares being tendered, and (2) the tender of shares complies with Rule 14e-4. It is a violation of Rule 14e-4 for a person, directly or indirectly, to tender shares for that person’s own account unless, at the time of tender and at the end of the proration period or period during which shares are accepted by lot (including any extensions thereof), the person so tendering (1) has a net long position equal to or greater than the amount of (a) shares tendered or (b) other securities convertible into or exchangeable or exercisable for the shares tendered and will acquire the shares for tender by conversion, exchange or exercise and (2) will deliver or cause to be delivered the shares in accordance with the terms of the offer. Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. CCC’s acceptance for payment of shares tendered pursuant to the offer will constitute a binding agreement between the tendering stockholder and CCC upon the terms and conditions of the offer.

Lost or Destroyed Certificates. If any certificate representing shares has been lost, destroyed or stolen, the stockholder should promptly notify the Depositary. The stockholder will then be instructed as to the steps that must be taken in order to replace the certificate. The Letter of Transmittal and related documents cannot be processed until the procedures for replacing lost or destroyed certificates have been followed. Stockholders are requested to contact the Depositary immediately in order to permit timely processing of this documentation.

Certificates for shares, together with a properly completed Letter of Transmittal and any other documents required by the Letter of Transmittal, must be delivered to the Depositary and not to CCC, the Dealer Managers or the Information Agent. Any certificates delivered to CCC, the Dealer Managers or the Information Agent will not be forwarded to the Depositary and will not be deemed to be properly tendered.

4.	Withdrawal Rights.

Shares tendered pursuant to the offer may be withdrawn at any time before the Expiration Date. In addition, unless CCC has already accepted your tendered shares for payment, you may withdraw your tendered shares at any time after September 21, 2004. Except as otherwise provided in this Section 4, tenders of shares pursuant to the offer are irrevocable.

For a withdrawal to be effective, a notice of withdrawal must be in written, telegraphic, telex or facsimile transmission form and must be received in a timely manner by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the tendering stockholder, the number of shares to be withdrawn and the name of the registered holder of the shares. If the certificates for shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, before the release of the certificates, the tendering stockholder must also submit the serial numbers shown on the particular certificates for shares to be withdrawn and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (except in the case of shares tendered for the account of an Eligible Institution). If shares have been tendered pursuant to the procedure for book-entry transfer described in Section 3, the notice of withdrawal also must specify the name and the number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn shares and must otherwise comply with the Book-Entry Transfer Facility’s procedures. All questions as to the form and validity, including the time of receipt, of any notice of withdrawal will be determined by CCC, in its reasonable discretion, which determination will be final and binding on all parties. None of CCC, the Dealer Managers, the Information Agent,

the Depositary or any other person will be obligated to give notice of any defects or irregularities in any notice of withdrawal, nor will any of them incur liability for failure to give any notice.

Participants in the 401(k) Plan and holders of ESPP Shares, Option Shares and Warrant Shares who wish to withdraw their shares must follow the instructions found in the Letter to Participants, Notice to ESPP Participants, Memo to Optionees and Memo to Holders of Warrants, respectively, sent to them with this Offer to Purchase.

Withdrawals may not be rescinded, and any shares properly withdrawn will be deemed not properly tendered for purposes of the offer. However, withdrawn shares may be re-tendered before the Expiration Date by again following one of the procedures described in Section 3.

If CCC extends the offer, is delayed in its purchase of shares or is unable to purchase shares pursuant to the offer for any reason, then, without prejudice to the Company’s rights under the offer, the Depositary may, subject to applicable law, retain tendered shares on behalf of CCC, and the shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in this Section 4.

5.	Purchase of Shares and Payment of Purchase Price.

As promptly as practicable following the Expiration Date, CCC will accept for payment and pay for (and thereby purchase) up to 11,200,000 shares (or such greater number of shares as the Company may elect to purchase) properly tendered and not properly withdrawn before the Expiration Date. For purposes of the offer, CCC will be deemed to have accepted for payment (and therefore purchased), subject to the “odd lot” priority, proration and conditional tender provisions of the offer, shares that are properly tendered and not properly withdrawn only when, as and if it gives oral or written notice to the Depositary of its acceptance of the shares for payment pursuant to the offer.

CCC will accept for payment and pay the per share purchase price for all of the shares accepted for payment pursuant to the offer as soon as practicable after the Expiration Date. In all cases, payment for shares tendered and accepted for payment pursuant to the offer will be made promptly, subject to possible delay due to expected proration, but only after timely receipt by the Depositary of certificates for shares, or of a timely Book-Entry Confirmation of shares into the Depositary’s account at the Book-Entry Transfer Facility, and a properly completed and duly executed Letter of Transmittal, or manually signed facsimile of the Letter of Transmittal, or Agent’s Message in the case of a book-entry transfer, and any other required documents. In the case of Option Shares, Warrant Shares, ESPP Shares and 401(k) Plan Shares, payment for shares (less any applicable income tax withholding) will be made only after timely receipt by the appropriate administrator, recordkeeper or trustee of documentation as set forth in the instruction letters for each of the Option Shares, Warrant Shares, ESPP Shares and 401(k) Plan Shares.

CCC will pay for shares purchased pursuant to the offer by depositing the aggregate purchase price for the shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from CCC and transmitting payment to the tendering stockholders.

In the event of proration, CCC will determine the proration factor and pay for those tendered shares accepted for payment as soon as practicable after the Expiration Date. However, CCC does not expect to be able to announce the final results of any proration and commence payment for shares purchased until approximately seven business days after the Expiration Date. Certificates for all shares tendered and not purchased due to proration or conditional tenders, will be returned or, in the case of shares tendered by book-entry transfer, will be credited to the account maintained with the Book-Entry Transfer Facility by the participant who delivered the shares, to the tendering stockholder at CCC’s expense as promptly as practicable after the Expiration Date or termination of the offer without expense to the tendering stockholders. ESPP Shares and 401(k) Plan Shares not purchased will be returned to the administrator for the ESPP (or to you if you hold ESPP Shares in certificated form) or the Trustee for the 401(k) Plan, as applicable. Under no circumstances will CCC pay interest on the purchase price, including but not limited to, by reason of any delay in making payment. In addition, if certain events occur or conditions are not met, CCC may not be obligated to purchase shares pursuant to the offer. See Section 7.

CCC will pay all stock transfer taxes, if any, payable on the transfer to it of shares purchased pursuant to the offer. If, however, payment of the purchase price is to be made to, or (in the circumstances permitted by the offer) unpurchased shares are to be registered in the name of, any person other than the registered holder, or if tendered certificates are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of all stock transfer taxes, if any (whether imposed on the registered holder or the other person), payable on account of the transfer to the person will be deducted from the purchase price unless satisfactory evidence of the payment of the stock transfer taxes, or exemption from payment of the stock transfer taxes, is submitted. See Instruction 7 of the Letter of Transmittal.

Any tendering stockholder or other payee who fails to complete fully, sign and return to the Depositary the Substitute Form W-9 included with the Letter of Transmittal, and/or with respect to ESPP Shares tendered through Computershare Plan Managers, the Tender Instruction Form for ESPP Shares, may be subject to required United States federal income tax backup withholding of 28% of the gross proceeds paid to the stockholder or other payee pursuant to the offer. See Section 3. Non-United States Holders are urged to consult their tax advisors regarding the application of United States federal income tax withholding, including eligibility for a withholding tax reduction or exemption, and the refund procedure.

6.	Conditional Tender of Shares.

Subject to the exceptions for Odd Lot Holders described in Section 1, it is expected that CCC will prorate the number of shares purchased pursuant to the offer. As discussed in Section 14, the number of shares to be purchased from a particular stockholder may affect the tax treatment of the purchase to the stockholder and the stockholder’s decision whether to tender. Accordingly, a stockholder may tender shares subject to the condition that a specified minimum number of the stockholder’s shares tendered pursuant to a Letter of Transmittal or Notice of Guaranteed Delivery must be purchased if any shares tendered are purchased. Any stockholder desiring to make a conditional tender must so indicate in the box captioned “Conditional Tender”

in the Letter of Transmittal or, if applicable, the Notice of Guaranteed Delivery. Each stockholder is urged to consult with his or her own tax advisor.

Any tendering stockholder wishing to make a conditional tender must calculate and appropriately indicate the minimum number of shares that must be purchased if any are purchased. If the effect of accepting tenders on a pro rata basis would be to reduce the number of shares to be purchased from any stockholder (tendered pursuant to a Letter of Transmittal or Notice of Guaranteed Delivery) below the minimum number specified, the tender will automatically be regarded as withdrawn (except as provided in the next paragraph). All shares tendered by a stockholder subject to a conditional tender pursuant to the Letter of Transmittal or Notice of Guaranteed Delivery and regarded as withdrawn as a result of proration will be returned as promptly as practicable after the Expiration Date.

Holders of ESPP Shares, 401(k) Plan Shares, Option Shares and Warrant Shares are not eligible to make a conditional tender for any such shares.

If conditional tenders would otherwise be regarded as withdrawn and would cause the total number of shares to be purchased to fall below 11,200,000 (or such greater number of shares as the Company may elect to purchase) then, to the extent feasible, CCC will select enough of the conditional tenders that would otherwise have been withdrawn to permit CCC to purchase 11,200,000 shares (or such greater number of shares as the Company may elect to purchase). In selecting among the conditional tenders, CCC will select by lot, treating all tenders by a particular taxpayer as a single lot, and will limit its purchase in each case to the designated minimum of shares to be purchased.

7.	Conditions of the Offer.

Notwithstanding any other provision of the offer, CCC will not be required to accept for payment, purchase or pay for any shares tendered, and may terminate or amend the offer or may postpone the acceptance for payment of, or the purchase of and the payment for shares tendered, subject to the rules under the Exchange Act, (i) if CCC is or will be unable prior to the Expiration Date to obtain financing on terms and conditions satisfactory to the Company which, together with excess cash on hand, will be sufficient to purchase the shares pursuant to the offer and pay the related fees and expenses; (ii) if CCC has not received an opinion as to the Company’s capital surplus under Delaware law before the Expiration Date; or (iii) if at any time on or after the commencement of the Offer and before the Expiration Date any of the following events have occurred (or have been determined by CCC to have occurred) that, in the Company’s reasonable judgment and regardless of the circumstances giving rise to the event or events, makes it inadvisable to proceed with the offer or with acceptance for payment:

•	there has been threatened, instituted or pending any action, suit or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or by any other person, domestic, foreign or supranational, before any court, authority, agency or other tribunal that directly or indirectly:

(1)	challenges or seeks to make illegal, or to delay or otherwise directly or indirectly to restrain, prohibit or otherwise affect the making of the offer,

the acquisition of some or all of the shares pursuant to the offer or otherwise relates in any manner to the offer; or

(2)	in CCC’s reasonable judgment, could materially and adversely affect the business, condition (financial or otherwise), income, operations or prospects of the Company and its subsidiaries, taken as a whole, or otherwise materially impair CCC’s ability to repurchase up to 11,200,000 shares of its common stock in the tender offer;

•	there has been any action threatened, pending or taken, including any settlement, or any approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, invoked, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the offer or CCC or any of its subsidiaries, including any settlement, by any court, government or governmental, regulatory or administrative authority, agency or tribunal, domestic, foreign or supranational, that, in CCC’s reasonable judgment, could directly or indirectly:

(1)	make the acceptance for payment of, or payment for, some or all of the shares illegal or otherwise restrict or prohibit consummation of the offer;

(2)	delay or restrict the ability of CCC, or render the Company unable, to accept for payment or pay for some or all of the shares;

(3)	materially impair CCC’s ability to repurchase up to 11,200,000 shares of its common stock in the tender offer; or

(4)	materially and adversely affect the business, condition (financial or otherwise), income, operations or prospects of CCC and its subsidiaries, taken as a whole;

•	there has occurred any of the following:

(1)	any general suspension of trading in, or limitation on prices for, securities on any United States national securities exchange or in the over-the-counter market;

(2)	the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, whether or not mandatory;

(3)	the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States;

(4)	any limitation, whether or not mandatory, by any governmental, regulatory or administrative agency or authority on, or any event that, in CCC’s reasonable judgment, could materially affect, the extension of credit by banks or other lending institutions in the United States;

(5)	any changes in the general political, market, economic or financial conditions in the United States or abroad that could have, in the reasonable judgment of CCC, a material adverse effect on the business, condition (financial or otherwise), income, operations or prospects of the Company and its subsidiaries, taken as a whole, or on the trading in the shares or on the proposed financing of the offer; or

(6)	in the case of any of the foregoing existing at the time of the commencement of the offer, a material acceleration or worsening thereof;

•	a tender or exchange offer for any or all of the shares (other than the offer), or any merger, acquisition, business combination or other similar transaction with or involving CCC or any subsidiary, has been proposed, announced or made by any person or has been publicly disclosed; or

•	CCC determines that the consummation of the offer and the purchase of the shares may cause the shares to be delisted from the NASDAQ.

The conditions referred to above are for the sole benefit of CCC and may be asserted by the Company regardless of the circumstances giving rise to any condition, and may be waived by CCC, in whole or in part, at any time and from time to time in its reasonable discretion. The Company’s failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, and each such right will be deemed an ongoing right that may be asserted at any time and from time to time. In certain circumstances, if CCC waives any of the conditions described above, it may be required to extend the Expiration Date. Any determination by CCC concerning the events described above will be final and binding on all parties.

8.	Price Range of Shares.

CCC’s common stock is listed for trading on the NASDAQ under the symbol “CCCG.” The following table sets forth, for the fiscal quarters indicated, the high and low sales prices per share:

	High	Low
FY ended December 31, 2004
First quarter	$20.20	$16.55
Second quarter	$18.05	$13.86
Third quarter (through July 23, 2004)	$17.73	$14.77
FY ended December 31, 2003
First quarter	$21.60	$15.97
Second quarter	$18.19	$13.92
Third quarter	$16.76	$12.37
Fourth quarter	$17.20	$16.53
FY ended December 31, 2002
First quarter	$9.42	$6.60
Second quarter	$14.29	$9.41
Third quarter	$13.99	$9.79
Fourth quarter	$20.35	$13.52
FY ended December 31, 2001
First quarter	$9.88	$6.75
Second quarter	$10.35	$5.94
Third quarter	$7.47	$4.95
Fourth quarter	$8.15	$5.37

On July 21, 2004, the last full trading day before the announcement of the offer, the last reported sale price of the shares as reported on the NASDAQ was $14.90 per share. On July 23, 2004, the most recent practicable trading day before the commencement of the offer, the last reported sale price of the shares as reported on the NASDAQ was $17.73 per share. CCC URGES STOCKHOLDERS TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES.

9.	Source and Amount of Funds.

Assuming CCC purchases 11,200,000 shares pursuant to the offer at the purchase price of $18.75 per share, CCC expects the maximum aggregate cost, including all fees and expenses applicable to the offer, to be approximately $215 million. The Company intends to finance approximately $177.5 million of this amount on a long-term basis through senior secured credit facilities among CCC Information Services, Inc. (“CCCIS”), Credit Suisse First Boston LLC, as administrative agent, and a syndicate of financial institutions (the “Proposed Credit Facility”). The Proposed Credit Facility will be guaranteed by the Company and its subsidiaries, and a portion of the proceeds will be advanced to the Company and used to fund the Company’s tender offer. It is intended that the Proposed Credit Facility be entered into prior to the expiration of the offer. The balance of the funds required for the share repurchase will be funded from the Company’s excess cash on hand. The Company currently has no alternate financing plans.

In connection with the Proposed Credit Facility, Credit Suisse First Boston LLC, in a letter dated July 23, 2004 (the “Engagement Letter”), agreed to use commercially reasonable efforts to arrange a six-year $177.5 million term loan facility. Credit Suisse First Boston LLC and Jefferies & Company, Inc. have committed to provide a five-year, $30 million revolving credit facility, including $15 million available in the form of letters of credit. The Engagement Letter provides that the proceeds of the term loan facility will be used to fund the Company’s tender offer, while the proceeds of the revolving credit facility will be used for working capital and general corporate purposes. The Company cannot draw the revolving credit facility in connection with the tender offer.

The Engagement Letter provides that the interest charged will initially be a base rate, generally the London InterBank Offered Rate or the prime rate, plus a spread of 3% or 2%, respectively. The Proposed Credit Facility will be secured by substantially all of the assets of CCCIS, the Company and certain of their subsidiaries. The Proposed Credit Facility will subject the Company and certain of its subsidiaries to certain financial compliance covenants and other customary covenants. CCC believes that cash generated from operations will be sufficient to repay the Proposed Credit Facility in accordance with its terms. The terms of the Proposed Credit Facility are expected to prohibit the payment of dividends. However, such prohibition does not adversely affect the Company’s belief in the benefits of the offer. Consummation of the offer is contingent upon financing of the offer from the net proceeds of the term loan facility on terms acceptable to the Company.

The preceding summary of the Proposed Credit Facility is qualified in its entirety by reference to the text of the Proposed Credit Facility and the amendments thereto, which will be filed as an exhibit to the Issuer Tender Offer Statement on Schedule TO to which this Offer to Purchase is attached. A copy of the Schedule TO may be obtained from the SEC in the manner provided in Section 10.

10.	Certain Information Concerning CCC.

CCC, incorporated in Delaware in 1983 and headquartered in Chicago, Illinois, is a holding company which operates through its wholly owned subsidiary, CCC Information Services Inc. CCC employed 813 full-time employees as of June 30, 2004. CCC automates the process of evaluating and settling automobile claims, which allows its customers to integrate estimate information, labor time and cost, recycled parts and various other calculations derived from its extensive databases, electronic images, documents and related information into organized electronic workfiles. CCC develops, markets and supplies a variety of automobile claim products and services which enable customers in the automobile claims industry, including automobile insurance companies, collision repair facilities, independent appraisers and automobile dealers, to manage the automobile claim and vehicle restoration process.

CCC’s principal products and services are CCC Pathways collision estimating software, which provides its customers with access to various automobile information databases and claims management software, and CCC Valuescope Claim Services, which automobile insurance companies and independent appraisers use in processing claims involving private passenger vehicles that have been heavily damaged or stolen.

CCC is headquartered at World Trade Center Chicago, 444 Merchandise Mart, Chicago, Illinois 60654. Its telephone number is (312) 222-4636.

Additional Information. CCC is subject to the informational filing requirements of the Exchange Act, and, accordingly, is obligated to file reports, statements and other information with the SEC relating to its business, financial condition and other matters. Information, as of particular dates, concerning CCC’s directors and officers, their remuneration, options granted to them, the principal holders of CCC’s securities and any material interest of these persons in transactions with CCC is required to be disclosed in proxy statements distributed CCC’s stockholders and filed with the SEC. CCC also has filed an Issuer Tender Offer Statement on Schedule TO with the SEC which includes certain additional information relating to the offer. These reports, statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549; and at its regional offices located at 175 W. Jackson Boulevard, Suite 900, Chicago,

Illinois 60604 and 233 Broadway, New York, New York 10279. Copies of this material may also be obtained by mail, upon payment of the SEC’s customary charges, from the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC also maintains a web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

Incorporation by Reference

The rules of the SEC allow us to “incorporate by reference” information into this document, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The offer incorporates by reference the documents listed below, including the financial statements and the notes related thereto contained in such documents, that have been previously filed with the SEC. These documents contain important information about CCC.

SEC Filings (File No. 000-28600)	File Date
Annual Report on Form 10-K for the fiscal year ended December 31, 2003	February 13, 2004
Current Report on Form 8-K	April 12, 2004
Current Report on Form 8-K	April 20, 2004
Quarterly Report on Form 10-Q for the quarter ended March 31, 2004	April 21, 2004
Current Report on Form 8-K	April 21, 2004
Proxy Statement on Schedule 14A	April 23, 2004
Current Report on Form 8-K	June 3, 2004
Quarterly Report on Form 10-Q for the quarter ended June 30, 2004	July 22, 2004

You can obtain any of the documents incorporated by reference in this document from us or from the SEC’s web site at the address described above. Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents. You can obtain documents incorporated by reference in this Offer to Purchase by requesting them in writing or by telephone from us at World Trade Center Chicago, 444 Merchandise Mart, Chicago, Illinois 60654; telephone: (312) 222-4636. Please be sure to include your complete name and address in your request. If you request any incorporated documents, we will mail them to you by first class mail, or another equally prompt means, within one business day after we receive your request.

Selected Historical and Pro Forma Financial Information. The following tables show (a) selected historical financial information about CCC for the fiscal year ended December 31, 2003 and as of and for the fiscal quarter ended June 30, 2004 and (b) selected pro forma financial information for the same periods, assuming the purchase by CCC of 11,200,000 shares in the tender offer at a purchase price of $18.75 per share for an aggregate purchase price of $215 million, including related fees and expenses.

The selected pro forma information is based on our historical financial information for the fiscal year ended December 31, 2003 and for the quarter ended June 30, 2004 and gives effect to the tender offer as if the tender offer were completed at the beginning of each period for income statement information and at June 30, 2004 for balance sheet information. The pro forma information assumes that CCC would have used approximately $177.5 of credit facilities together with excess cash on hand to finance the tender offer and for the related impact on interest income and interest expense. The impact on interest income and interest expense reflected in the pro forma financial information is based on proposed interest rates in the Proposed Credit Facility, which are subject to change. As the pro forma information indicates, total stockholders’ equity is anticipated to move from 66,717,000 to 144,294,000 at June 30, 2004, and interest expense is anticipated to move from $272,000 to $5,045,000 at June 30, 2004 and from $392,000 to $10,279,000 for the fiscal year ended December 31, 2003. The anticipated changes in stockholders’ equity and in interest expense do not adversely affect the Company’s belief in the benefits of the offer.

The pro forma financial information is intended for informational purposes only and does not purport to be indicative of the results that would actually have been obtained if the tender offer had been completed at the dates indicated or that may be obtained at any date in the future. The following selected historical financial data has been derived from our historical financial statements included in our Form 10-K for the year ended December 31, 2003 and the Form 10-Q for the quarter ended June 30, 2004, each of which has been filed with the Securities Exchange Commission, and should be read in conjunction with those financial statements.

	June 30, 2004
	Actual	Pro Forma
	(In thousands, except per share values)
BALANCE SHEET
Cash and cash equivalents	$37,747	$247
Total current assets	60,533	23,033
Total assets	99,706	66,195
Short-term debt	0	1,775
Total current liabilities	3,096	4,871
Long-term debt	0	175,725
Total liabilities	32,989	210,489
Total stockholders’ equity	66,717	(144,294)
Shares outstanding at June 30, 2004	26,735,699	15,535,699
Book value per share	$2.50	($9.29)

	Three Months Ended June 30, 2004		Twelve Months Ended December 31, 2003
	Actual	Pro Forma	Actual	Pro Forma
	(In thousands, except per share values)
INCOME STATEMENT
Total revenues	$99,076	$99,076	$193,352	$193,352
Operating income	18,646	18,646	40,466	40,466
Interest income (expense), net	(272)	(5,045)	(392)	(10,279)
Income before income taxes	18,744	13,921	40,325	30,338
Provision for income taxes	(7,194)	(5,343)	(14,285)	(10,747)
Effective tax rate	38.4%	38.4%	35.4%	35.4%
Net income from continuing operations	11,550	8,578	26,040	19,591
Income (loss) from discontinued operations, net of income taxes	0	0	0	0
Net income	11,550	8,578	26,040	19,591
Income (loss) per common share:
Basic	$0.43	$0.56	$0.99	$1.30
Diluted	$0.41	$0.51	$0.94	$1.19
Weighted average share outstanding:
Basic	26,558	15,358	26,243	15,043
Diluted	27,875	16,675	27,655	16,455

	Three Months Ended June 30, 2004				Twelve Months Ended December 31, 2003				Twelve Months Ended December 31, 2002
	Actual		Pro Forma		Actual		Pro Forma		Actual		Pro Forma
	(In thousands, except per share values)
Ratio of earnings to fixed charges	51.08	x	3.70	x	55.78	x	3.85	x	7.43	x	2.48	x

Notes: The rate used for interest expense in the pro forma calculations, and to determine the implied interest expense from rent expense, is 4.7%. Implied interest expense from rent expense has been calculated by multiplying rent expense by the interest rate for the applicable period. For the pro forma income per share calculations, 11,200,000 shares are subtracted from actual shares for both the basic and diluted calculations.

11.	Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares.

As of June 30, 2004, CCC had 26,735,699 issued and outstanding shares, 2,625,120 shares reserved for issuance upon exercise of all outstanding stock options under the Stock Option Plans (of which options to purchase 1,795,272 shares have an exercise price of less than $18.75 and were vested by June 30, 2004), and 1,842,541 shares reserved for issuance upon exercise of warrants. The 11,200,000 shares that CCC is offering to purchase represent approximately 36.9% of the shares outstanding (including the 1,795,272 Options Shares and 1,842,541 shares issuable upon exercise of warrants that are expected to be tendered) on June 30, 2004.

The following table shows the share ownership by certain stockholders of the Company and all current directors and executive officers as a group as of June 30, 2004.

Share ownership by certain stockholders of the Company and all current directors and executive officers as a group as of June 30, 2004

	Shares Beneficially Owned(1)
Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class(2)
White River Ventures, Inc.(3)(4)	9,041,999	33.39%
Michael R. Eisenson(4)	9,041,999	33.39%
Mark A. Rosen(4)	9,041,999	33.39%
Dr. Purnendu Chatterjee(5)	3,197,836	11.96%
Herbert S. Winokur, Jr.(6)	3,006,068	10.74%
Barclays Global Investors, NA(7)	1,666,626	6.23%
Capricorn Investors II, L.P.(8)	1,559,880	5.92%
Capricorn Investors III, L.P.(9)	1,421,869	5.09%
Thomas L. Kempner(10)	1,212,418	4.53%
Githesh Ramamurthy(11)	1,057,925	3.88%
J. Roderick Heller, III(12)	98,967	*
Morgan W. Davis(13)	16,000	*
J. Laurence Costin, Jr. (14)	263,799	*
Mary Jo Prigge(15)	177,538	*
James Beattie(16)	76,288	*
James Dickens(17)	45,687	*
Robert S. Guttman(18)	64,328	*
Oliver Prince(19)	49,636	*
David Harbert(20)	0	*
All Directors and Executive Officers as a Group (14 persons)(21)	15,110,653	51.48%

*	Less than 1% of the outstanding common stock. Except as otherwise set forth below, the address for each beneficial owner is 444 Merchandise Mart, Chicago, Illinois 60654. The telephone number at this address is (312) 222-4636. Any fractional shares owned have been rounded to the nearest whole share.

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of June 30, 2004 are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of each other person. Except as indicated in the footnotes to this table, the persons named in the table have sole voting and investment power with respect to the shares set forth opposite such person’s name.

(2)	Based on 26,735,699 shares of Common Stock outstanding as of June 30, 2004.

(3)	The address of White River Ventures, Inc. is c/o Charlesbank Capital Partners, LLC, 600 Atlantic Avenue, Boston, Massachusetts 02210.

(4)	Includes 346,395 shares of Common Stock issuable upon the exercise of a warrant granted by CCC to White River Ventures, Inc. on November 30, 2001. Mr. Eisenson and Mr. Rosen share voting and investment power over these shares and the warrant with the other Managing Directors of Charlesbank Capital Partners, LLC. Charlesbank is the investment advisor to White River Ventures, Inc., the registered owner of the shares. Mr. Eisenson and Mr. Rosen have disclaimed beneficial ownership of these shares and the warrant.

(5)	Dr. Purnendu Chatterjee is the beneficial owner of 3,197,836 shares (the “Chatterjee Shares”) of Common Stock. Of the Chatterjee Shares, 1,516,800 are held by Winston Partners, L.P. (“Winston L.P.”), the general partner of which is Chatterjee Fund Management L.P. (“CFM”). Dr. Chatterjee is the general partner of CFM. Of the remaining 1,681,036 Chatterjee Shares, 374,576 are held by Winston Partners II, LDC (“Winston LDC”), 492,181 are held by Winston Partners II, LLC (“Winston LLC”), 165,856 are held by Chatterjee Charitable Foundation (“CCF”) and 648,423 are held by CFM. Chatterjee Advisors LLC (“Chatterjee Advisors”) is the manager of both Winston LDC and Winston LLC, and Dr. Chatterjee is the manager of Chatterjee Advisors. CFM serves as investment advisor to each of Winston LDC and Winston LLC. Dr. Chatterjee, Winston L.P., CFM, Winston LLC and Chatterjee Advisors are each located at 888 Seventh Avenue, 30th Floor, New York, New York 10106. Winston LDC is located at Keya Flamboyan 9, Willemstad, Curacao, Netherlands Antilles.

(6)

Includes 1,559,880 shares of Common Stock held by Capricorn Investors II, L.P., 24,319 shares of Common Stock issuable to Capricorn Investors II, L.P. upon exercise of warrants, 200,042 shares of Common Stock held by Capricorn Investors III, L.P., 21,827 shares of Common Stock issuable to Capricorn Investors III, L.P. upon exercise of warrants issued by CCC on November 30, 2001 and 1,200,000 shares of Common Stock issuable to Capricorn Investors III. L.P. upon exercise of warrants issued by CCC on February 23, 2001. The warrants held by Capricorn Investors II, L.P. and Capricorn Investors III, L.P. do not have voting rights. However, Capricorn Investors III, L.P. owns 100 shares of Preferred Stock, each share of which has a number of votes equal to the total number of shares (currently, 1,200,000) issuable upon exercise of the February 23, 2001 warrants, divided by 100. Mr. Winokur is the Managing General Partner of Capricorn Investors II, L.P.

and Capricorn Investors III, L.P. Mr. Winokur is also a Managing Member of Capricorn Holdings, LLC and Capricorn Holdings III, LLC (which are general partners of Capricorn Investors II, L.P. and Capricorn Investors III, L.P., respectively), and, as a result, Mr. Winokur may be deemed to have voting and investment power over the shares owned by Capricorn Investors II, L.P. and Capricorn Investors III, L.P.

(7)	Includes 1,518,575 shares held by Barclays Global Investors, NA, 119,151 shares held by Barclays Global Fund Advisors and 28,900 shares held by Barclays Bank Plc. Barclays Global Investors, NA and Barclays Global Fund Advisors are located at 45 Fremont Street, San Francisco, California 94105. Barclays Bank Plc is located at 54 Lombard Street, London, England EC3P 3AH.

(8)	Capricorn Investors II, L.P. is located at 30 East Elm Street, Greenwich, Connecticut 06830. Includes 24,319 shares of Common Stock issuable upon the exercise of warrants issued by CCC on November 30, 2001.

(9)	Capricorn Investors III, L.P. is located at 30 East Elm Street, Greenwich, Connecticut 06830. Includes 21,827 shares of Common Stock issuable upon the exercise of warrants issued by CCC on November 30, 2001 and 1,200,000 shares of Common Stock issuable upon the exercise of a warrant issued by CCC on February 23, 2001.

(10)	Includes 434,504 shares of Common Stock held solely by Mr. Kempner; 453,234 shares of Common Stock held by Mr. Kempner and William A. Perlmuth in trust for the benefit of Mr. Kempner; 265,487 shares of Common Stock held by Mr. Kempner and Mr. Perlmuth in trust for the benefit of Mr. Kempner’s brother, Alan H. Kempner, Jr.; 89 shares of Common Stock held by Mr. Kempner and Mr. Perlmuth in trust for the benefit of the children of Thomas L. Kempner; 54,489 shares of Common Stock owned solely by Mr. Kempner’s wife, Nan Kempner; and 4,615 shares of Common Stock held by the Estate of Margaret L. Kempner, Mr. Kempner’s mother, of which Mr. Kempner is co-executor. Mr. Kempner shares both voting and investment power with Mr. Perlmuth over those shares which they hold in trust, and Mr. Kempner disclaims ownership of the shares held by his wife, the shares held in trust of which Alan H. Kempner, Jr. or Mr. Kempner’s children are the beneficiaries and 3,076 of the 4,615 shares held by the Estate of Margaret L. Kempner.

(11)	Includes 535,625 shares of Common Stock issuable upon exercise of outstanding options which are exercisable within 60 days of June 30, 2004.

(12)	Includes 73,000 shares of Common Stock owned solely by Mr. Heller, 4,000 shares of Common Stock held by Mr. Heller pursuant to a Restricted Stock Agreement, 2,400 shares of Common Stock owned by Mr. Heller’s wife, Kay Culbreath Heller, 15,067 shares of Common Stock owned by Mr. Heller’s daughter, Carolynn Heller, 4,000 shares of Common Stock owned by Mr. Heller’s granddaughter, Natalie Heller Nagorski, and 500 shares of Common Stock owned by Mr. Heller’s grandson, Benjamin Heller Inglesby. Mr. Heller disclaims beneficial ownership of the shares held by his wife, daughter, granddaughter and grandson.

(13)	Includes 4,000 shares of shares of Common Stock that held by Mr. Davis pursuant to a Restricted Stock Agreement.

(14)	Includes 78,750 shares of Common Stock issuable upon exercise of outstanding options which are exercisable within 60 days of June 30, 2004.

(15)	Includes 177,500 shares of Common Stock issuable upon exercise of outstanding options which are exercisable within 60 days of June 30, 2004.

(16)	Includes 76,250 shares of Common Stock issuable upon exercise of outstanding options which are exercisable within 60 days of June 30, 2004.

(17)	Includes 45,649 shares of Common Stock issuable upon exercise of outstanding options which are exercisable within 60 days of June 30, 2004.

(18)	Includes 62,500 shares of Common Stock issuable upon exercise of outstanding options which are exercisable within 60 days of June 30, 2004.

(19)	Includes 48,750 shares of Common Stock issuable upon exercise of outstanding options which are exercisable within 60 days of June 30, 2004.

(20)	David Harbert is serving as Senior Vice President and Chief Financial Officer on an interim basis and does not own any shares of Common Stock.

(21)	The aggregate number of shares listed as owned by the directors and executive officers as a group was calculated by adding the number of shares owned by each individual included in the chart and each other executive officer of the Company, but not adding in any listed share ownership that is shared by multiple persons.

Each of the parties listed above except for Capricorn Investors II, L.P. and Capricorn Investors III, L.P. have indicated that they intend to tender the shares listed next to their names in the above table. The aggregate number of shares expected to be tendered by all such holders is 13,810,508, which represents approximately 51.7% of the outstanding shares as of June 30, 2004 (including the shares issuable upon exercise of options and warrants that are expected to be tendered by such holders). In addition, Capricorn Investors II, L.P. and Capricorn Investors III, L.P. intend to tender the 1,559,880 outstanding shares and the 200,042 outstanding shares, respectively, that they own. Capricorn Investors II, L.P. and Capricorn Investors III, L.P. have indicated that they are considering the tender of the 24,319 shares and the 1,221,827 shares, respectively, of common stock underlying warrants held by them, but have not yet determined to do so. It is anticipated that as a result of the expected high level of participation and the resulting proration, the proportional beneficial ownership of the Company will not change significantly as a result of the tender offer.

Based on CCC’s records and on information provided to CCC by its directors, executive officers, affiliates and subsidiaries, neither CCC nor any of its affiliates or subsidiaries nor, to the best of CCC’s knowledge, any of the directors or executive officers of CCC or any of its subsidiaries, nor any associates or subsidiaries of any of the foregoing, has effected any transactions involving the shares during the 60 days prior to June 30, 2004, other than purchases of shares through the Stock Option Plans. CCC expects that the ESPP will, in accordance with the terms of the plan, elections in effect and present patterns of contribution, continue to purchase shares prior to the expiration of the offer.

Except as otherwise described in this Offer to Purchase or as described in its most recent proxy statement, neither CCC nor, to the best of CCC’s knowledge, any of its affiliates, directors or executive officers, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the offer or with respect to any securities of CCC, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of the securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations.

12.	Effects of the Offer on the Market for Shares; Registration Under the Exchange Act.

CCC’s purchase of shares pursuant to the offer will reduce the number of shares that might otherwise trade publicly and is likely to reduce the number of stockholders. Nonetheless, CCC anticipates that there will be a sufficient number of shares outstanding and publicly traded following consummation of the offer to ensure a continued trading market for the shares.

CCC does not believe that the purchase of shares in the tender offer will cause the remaining shares to be delisted from the NASDAQ. The tender offer is conditioned upon there not being any reasonable likelihood, in CCC’s reasonable judgment, that the consummation of the tender offer and the purchase of shares will cause the shares to be delisted from the NASDAQ. See Section 7.

The shares are currently “margin securities” under the rules of the Federal Reserve Board. This has the effect, among other things, of allowing brokers to extend credit to their customers using the shares as collateral. CCC believes that, following the purchase of shares pursuant to the offer, the shares will continue to be “margin securities” for purposes of the Federal Reserve Board’s margin regulations.

The shares are registered under the Exchange Act, which requires, among other things, that CCC furnish information to its stockholders and to the SEC and comply with the SEC’s proxy rules in connection with meetings of CCC’s stockholders. CCC believes that its purchase of shares pursuant to the offer will not result in the shares becoming eligible for deregistration under the Exchange Act.

13.	Certain Legal Matters; Regulatory Approvals.

CCC is not aware of any license or regulatory permit that appears to be material to its business that might be adversely affected by its acquisition of shares as contemplated in the offer or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic, foreign or supranational, that would be required for the Company’s acquisition or ownership of shares as contemplated by the offer. Should any approval or other action be required, CCC presently contemplates that it will seek that approval or other action. CCC cannot predict whether it will be required to delay the acceptance for payment of or payment for shares tendered pursuant to the offer pending the outcome of any such matter. There can be no assurance that any approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain the approval or other action might not result in adverse consequences to the Company’s business. CCC’s obligations under the offer to accept for payment and pay for shares are subject to conditions. See Section 7.

Although we are authorized by the General Corporation Law of the State of Delaware to purchase or redeem our own shares of capital stock, we may not do so except from the Company’s “surplus,” which is equal to the excess of the Company’s net assets (defined as the excess of total assets over total liabilities) over the amount the Board determines to be capital. It is a condition to the offer that an outside valuation firm deliver an opinion to the effect that the Company’s net assets will exceed the total par value of the Company’s issued shares following the offer.

14.	Certain United States Federal Income Tax Consequences.

The following is a summary of certain United States federal income tax consequences of the offer to United States Holders (as defined below) whose shares are tendered and accepted for payment pursuant to the offer. Those stockholders who do not participate in the offer should not incur any United States federal income tax liability from the exchange. This summary is based upon the Internal Revenue Code of 1986, as amended to the date of the offer (the “Code”), existing and proposed United States Treasury Regulations promulgated under the Code, published rulings, administrative pronouncements and judicial decisions, any changes to which could affect the tax consequences described in this Offer to Purchase (possibly on a retroactive basis). This summary assumes that shares held by stockholders are held as capital assets. It does not address all of the tax consequences that may be relevant to particular stockholders in light of their personal circumstances, or to other types of stockholders subject to special rules (including, without limitation, certain financial institutions, brokers, dealers or traders in securities or commodities, insurance companies, “S” corporations, expatriates, tax-exempt organizations, Non-United States Holders (as defined below), persons who are subject to alternative minimum tax, or persons who hold shares as a position in a “straddle” or as part of a “hedging” or “conversion” transaction, persons that have a functional currency other than the United States dollar, or persons who acquired their shares upon the exercise of stock options or otherwise as compensation). This summary also does not address the state, local, foreign or other tax consequences of participating in the offer.

You are urged to consult your tax advisor as to the particular consequences to you of participation in the offer.

A “United States Holder” is a beneficial owner of shares that for United States federal income tax purposes is:

•	a citizen or resident of the United States;

•	a corporation created or organized in or under the laws of the United States or any State or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust (a) the administration over which a United States court can exercise primary supervision and (b) all of the substantial decisions of which one or more United States persons have the authority to control, and certain other trusts considered United States Holders for federal income tax purposes.

The tax treatment of a partner in a partnership may depend on both the partnership’s and the other partners’ status. Partnerships tendering shares and persons holding beneficial interests in shares through a partnership are urged to consult their own tax advisors.

A “Non-United States Holder” is a beneficial owner of shares other than a United States Holder.

An exchange of shares for cash pursuant to the offer will be a taxable transaction for United States federal income tax purposes. A United States Holder will, depending on such United States Holder’s particular circumstances, treat the exchange either as a sale of the shares or a distribution in respect of the stock.

Under Section 302 of the Code, the purchase by CCC pursuant to the offer will be treated as a sale for United States federal income tax purposes triggering capital gain or loss if the exchange:

•	results in a “complete termination” of the holder’s stock interest (the “complete termination exception”);

•	is a “substantially disproportionate” redemption with respect to the holder (the “substantially disproportionate exception”); or

•	is “not essentially equivalent to a dividend” with respect to the holder (together, the “Section 302 Exceptions”).

In determining whether any of the Section 302 Exceptions have been met, a United States Holder must take into account not only shares it actually owns, but also shares it constructively owns within the meaning of section 318 of the Code. Under the constructive ownership rules, a United States Holder is treated as owning any shares that are owned (actually and in some cases constructively) by certain related individuals and entities as well as shares that such United States Holder has the right to acquire by exercise of an option or by conversion or exercise of a security.

The “complete termination” and “substantially disproportionate” exceptions are objective tests. Under the complete termination exception, all of the shares owned by the stockholder must be exchanged pursuant to the offer. If after the exchange, the stockholder continues to constructively own shares, such stockholder (if eligible) must waive the attribution of shares in accordance with the procedures described in section 302(c)(2) of the Code. United States Holders wishing to satisfy the complete termination exception through waiver of the constructive ownership rules should consult their tax advisors.

Under the substantially disproportionate exception, the exchange will be treated as a sale for federal income tax purposes if:

(i) the percentage of the voting stock owned (actually and constructively) by a stockholder immediately after the exchange is less than 80% of the percentage of the voting stock owned (actually and constructively) by such stockholder immediately before the exchange (treating as outstanding all shares purchased pursuant to the exchange); and

(ii) the shares owned (actually and constructively) by the stockholder immediately after the exchange do not exceed 50% of the total combined voting power of CCC.

A distribution to a stockholder will be treated as “not essentially equivalent to a dividend” if it results in a “meaningful reduction” in the stockholder’s stock interest in CCC taking into account the stockholder’s particular facts and circumstances. The Internal Revenue Service has held that even a small reduction in the percentage interest of a stockholder whose relative interest in a publicly held corporation is minimal (for instance an interest of less than 1%) and who exercises no control over corporate matters should constitute a meaningful reduction.

If an exchange of shares for cash by a United States Holder pursuant to the offer qualifies for one of the Section 302 Exceptions, the holder will recognize capital gain or loss equal to the difference between the amount of cash received and the holder’s tax basis in the shares purchased by CCC. The gain or loss will be long-term capital gain or loss if the holding period for the shares exceeded one year.

If a United States Holder’s exchange of shares for cash pursuant to the offer does not constitute a sale, the receipt of cash by such holder pursuant to the offer will be treated as a dividend to the extent of CCC’s current and accumulated earnings and profits, as determined under Federal income tax principles. To the extent that the amount of the distribution exceeds CCC’s current and accumulated earnings and profits, the excess first will be treated as a tax-free return of capital that will reduce the holder’s tax basis in the shares exchanged in the offer, and thereafter will be taxable as capital gains. Any such capital gain will be long-term capital gain if the holder has held the shares for more than one year at the time of the exchange. CCC has not made a determination of its current and accumulated earnings and profits, if any, for U.S. federal income tax purposes. If a purchase of a United States Holder’s shares by CCC pursuant to the exchange is treated as a receipt by the United States Holder of a dividend, such United States Holder’s adjusted tax basis in the purchased shares will be added to any shares retained by such United States Holder (and may be lost if such United States Holder does not actually retain any stock ownership in CCC).

The Jobs and Growth Tax Relief Reconciliation Act of 2003 reduced the individual tax rates on both capital gains and dividend income. The top individual rate on adjusted capital gains is generally reduced from 20% to 15% (5% for taxpayers in the lower brackets) and on dividend income from 38.6% to 15%. In the event that amounts paid to United States Holders pursuant to the offer are treated as dividends for U.S. federal income tax purposes (as discussed above), individual United States Holders generally should be eligible for the reduced rates on such dividends. A United States Holder who is an individual or subject to individual income tax rates should consult with his/her tax advisor regarding the different tax consequences to him/her of sale and dividend treatment. The top United States federal income tax rate applicable to income received by United States Holders who are corporations for U.S. federal income tax purposes is 35%. Such corporate United States Holders should consult their own tax advisors regarding the different tax consequences applicable to them with respect to sale and dividend treatment (including the availability of dividends received deduction and the applicability of the “extraordinary dividend” provisions of Section 1059 of the Code).

Federal Income Tax Considerations for Holders of ESPP Shares, Option Shares and 401(k) Plan Shares

Employee Stock Purchase Plan. If a participant in the ESPP tenders and has purchased in the offer shares which were acquired under the ESPP, then the participant will be treated for federal income tax purposes as having received ordinary compensation income on a portion of the proceeds he or she receives. The remainder of the gain or loss, if any, recognized on the tender will be treated as capital gain or loss or dividend income, as described in the description of Certain United States Federal Income Tax Consequences applicable to all stockholders.

The amount of ordinary compensation income the participant will be treated as receiving depends upon how long the shares acquired under the ESPP were held by the participant prior to the Expiration Date. If the shares tendered and purchased are held by the participant for two years or less from the date the option to acquire such shares under the ESPP was granted (“Grant Date”), then the amount of ordinary compensation income will be an amount equal to the fair market value of the shares on the date the shares were acquired under the ESPP over the price that the participant paid for the shares. If the shares tendered and purchased are held by the participant for more than two years from Grant Date in which the shares were acquired under the ESPP then the amount of the ordinary compensation income will be an amount equal to the lesser of: (a) the excess of the fair market value of the shares on the Expiration Date over the amount originally paid for such shares, or (b) the excess of the fair market value of the shares on the Grant Date over the purchase price per share.

The amount of ordinary compensation income that a participant receives upon tender of his or her shares under the ESPP will be subject to ordinary income and employment taxes and will be included on the participant’s year 2003 Form W-2.

Stock Option Plans. An optionee who exercised options in a cashless exercise in the offer in exchange for Option Shares will be treated as receiving ordinary compensation income on a portion of the proceeds he or she receives. The remainder of the gain, if any, recognized on the tender will be treated as capital gain or dividend income, as described in the description of certain United States Federal Income Tax Consequences applicable to all stockholders.

The amount of ordinary compensation income the participant will be treated as receiving is equal to the excess of the closing price of the Company’s common stock on the NASDAQ on the Expiration Date over the per share exercise price of the option exercised multiplied by the aggregate number of shares subject to the options exercised (Option Shares plus shares used to pay exercise price and applicable tax withholding).

401(k) Plan. The 401(k) Plan is a tax exempt trust and therefore, no gain or loss will be recognized by the participant upon the tender of shares credited to their account under the 401(k) Plan. However, by tendering the shares a participant may be giving up special tax consequences applicable to employer securities upon distribution of such shares from the 401(k) Plan. Please refer to the Letter to Participants, printed on blue paper and sent to 401(k) Plan participants together with this Offer to Purchase for a description of these tax consequences.

You are urged to consult your tax advisor to determine the particular tax consequences to you of the offer, including the applicability and effect of state, local, foreign and other tax laws.

15.	Extension of the Offer; Termination; Amendment.

CCC expressly reserves the right, in its sole discretion, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 7 have occurred or are deemed by CCC to have occurred, to extend the period of time the offer is open and thereby delay acceptance for payment of, and payment for, any shares by giving oral or written notice of the extension to the Depositary and making a public announcement of the extension. During any such extension, all shares previously tendered and not properly withdrawn will remain subject to the offer and to the right of a tendering stockholder to withdraw such stockholder’s shares.

CCC also expressly reserves the right, in its sole discretion, to terminate the offer and reject for payment and not pay for any shares not theretofore accepted for payment or paid for or, subject to applicable law, to postpone payment for shares upon the occurrence of any of the conditions specified in Section 7 by giving oral or written notice of the termination or postponement to the Depositary and making a public announcement of the termination or postponement. The Company’s reservation of the right to delay payment for shares which it has accepted for payment is limited by Rule 13e-4(f)(5) under the Exchange Act, which requires that

CCC must pay the consideration offered or return the shares tendered promptly after termination or withdrawal of a tender offer.

Subject to compliance with applicable law, CCC further reserves the right, in its sole discretion, and regardless of whether any of the events set forth in Section 7 have occurred or are deemed by CCC to have occurred, to amend the offer in any respect (including, without limitation, by decreasing or increasing the consideration offered in the offer to holders of shares or by decreasing or increasing the number of shares being sought in the offer). Amendments to the offer may be made at any time and from time to time by public announcement of the amendment. In the case of an extension, the amendment must be issued no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced Expiration Date. Any public announcement made pursuant to the offer will be disseminated promptly to stockholders in a manner reasonably designed to inform stockholders of the change. Without limiting the manner in which CCC may choose to make a public announcement, except as required by applicable law, CCC will have no obligation to publish, advertise or otherwise communicate any public announcement other than by issuing a press release to the Dow Jones News Service.

If CCC materially changes the terms of the offer or the information concerning the offer, or if it waives a material condition of the offer, CCC will extend the offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(2) promulgated under the Exchange Act. These rules provide that the minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer (other than a change in price or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of the terms or information. If:

(1)	CCC increases or decreases the price to be paid for shares or increases or decreases the number of shares being sought in the offer and, in the event of an increase in the number of shares being sought, the increase exceeds 2% of the outstanding shares, and

(2)	the offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that notice of an increase or decrease is first published, sent or given in the manner specified in this Section 15, then in each case the offer will be extended until the expiration of the period of ten business days. For purposes of the offer, a “business day” means any day other than a Saturday, Sunday or Federal holiday and consists of the time period from 12:01 a.m. through 12:00 Midnight, New York City time.

16.	Fees and Expenses.

CCC has retained Credit Suisse First Boston LLC and Jefferies & Company, Inc. as the Dealer Managers in connection with the offer. Credit Suisse First Boston LLC and Jefferies & Company, Inc. will receive reasonable and customary fees for their respective services. CCC also has agreed to reimburse Credit Suisse First Boston LLC and Jefferies & Company, Inc. for

reasonable out-of-pocket expenses incurred in connection with the offer, including reasonable fees and expenses of counsel, and to indemnify Credit Suisse First Boston LLC and Jefferies & Company, Inc. against liabilities in connection with the offer, including liabilities under the federal securities laws. The Dealer Managers and their respective affiliates may from time to time, and may in the future, own shares in the ordinary course of business. In addition, Credit Suisse First Boston LLC currently owns approximately 2.9% of Capricorn Investors II, L.P. and approximately 4.5% of Capricorn Investors III, L.P. Capricorn Investors II, L.P. and Capricorn Investors III, L.P. are each beneficial owners of over 5% of the shares outstanding (including shares of common stock issuable upon the exercise of warrants) and may tender their shares in this offer.

CCC has retained Georgeson Shareholder Communications Inc. to act as Information Agent and Computershare Trust Company of New York to act as Depositary in connection with the offer. The Information Agent may contact holders of shares by mail, telephone, telegraph and personal interviews and may request brokers, dealers and other nominee stockholders to forward materials relating to the offer to beneficial owners. The Information Agent and the Depositary will each receive reasonable and customary compensation for their respective services, will be reimbursed by CCC for reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection with the offer, including liabilities under the federal securities laws.

CCC has retained Standard & Poor’s Corporate Value Consulting to give an opinion as to the Company’s capital surplus under Delaware law on the Expiration Date in connection with the offer. Standard & Poor’s Corporate Value Consulting will receive reasonable and customary compensation for its services, will be reimbursed by CCC for reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection with the offer, including liabilities under the federal securities laws.

Computershare Plan Managers acts as the administrator of the ESPP Plan. Smith Barney, Inc. acts as the recordkeeper for the Stock Option Plans. Each of Computershare Plan Managers and Smith Barney, Inc. will receive reasonable and customary compensation for their respective services as plan administrator and recordkeeper in connection with the offer and will be reimbursed for certain out-of-pocket costs.

T. Rowe Price Trust Company acts as the Trustee of the 401(k) Plan. T. Rowe Price will receive from CCC its customary fees for its services in connection with the offer and will be reimbursed for certain out-of-pocket costs.

CCC will not pay any fees or commissions to brokers, dealers or other persons (other than fees to the Dealer Managers, the Information Agent, the Depositary, Standard & Poor’s Corporate Value Consulting as the giver of an opinion as to the Company’s capital surplus as described herein, Computershare Plan Managers as the administrator for the ESPP Plan, Smith Barney, Inc. as the recordkeeper of the Stock Option Plans and T. Rowe Price Trust Company as Trustee of the 401(k) Plan as described above) for soliciting tenders of shares pursuant to the offer. Stockholders holding shares through brokers, dealers and other nominee stockholders are urged to consult the brokers, dealers and other nominee stockholders to determine whether transaction costs may apply if stockholders tender shares through the brokers, dealers and other nominee stockholders and not directly to the Depositary. CCC will, however, upon request, reimburse brokers, dealers and commercial banks for customary mailing and handling expenses incurred by them in forwarding the offer and related materials to the beneficial owners of shares held by them as a nominee or in a fiduciary capacity. No broker, dealer, commercial bank or trust company has been authorized to act as the agent of CCC, the Dealer Managers, the Information Agent or the Depositary for purposes of the offer. CCC will pay or cause to be paid all stock transfer taxes, if any, on its purchase of shares except as otherwise provided in Instruction 7 in the Letter of Transmittal.

17.	Miscellaneous.

CCC is not aware of any jurisdiction where the making of the offer is not in compliance with applicable law. If CCC becomes aware of any jurisdiction where the making of the offer or the acceptance of shares pursuant to the offer is not in compliance with any valid applicable law, CCC will make a good faith effort to comply with the applicable law. If, after a good faith effort, CCC cannot comply with the applicable law, the offer will not be made to, nor will tenders be accepted from or on behalf of, the holders of shares residing in that jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the offer to be made by a licensed broker or dealer, the offer will be deemed to be made on CCC’s behalf by the Dealer Managers or one or more registered brokers or dealers licensed under the laws of the jurisdiction.

Pursuant to Rule 13e-4 promulgated under the Exchange Act, CCC has filed with the SEC an Issuer Tender Offer Statement on Schedule TO, which contains additional information relating to the offer. The Schedule TO, including the exhibits and any amendments thereto, may be examined, and copies may be obtained, at the same places and in the same manner set forth in Section 10 with respect to information concerning CCC.

You should rely only on the information contained in this document or to which we have referred you. CCC has not authorized anyone to provide you with information or make any representation on behalf of CCC in connection with the offer other than those contained in this Offer to Purchase, the related Letter of Transmittal or in the other documents that constitute a part of the offer. If given or made, you should not rely on that information or representation as having been authorized by CCC or the Dealer Managers.

CCC Information Services Group Inc.

July 27, 2004

Manually signed facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal and certificates for shares and any other required documents should be sent or delivered by each stockholder or the stockholder’s broker, dealer, commercial bank, trust company or nominee to the Depositary at one of its addresses set forth below. To confirm delivery of shares, stockholders are directed to contact the Depositary.

The Depositary for the offer is:

By Mail:	By Facsimile Transmission:	By Hand or Overnight Courier:

Computershare Trust Company of New York Wall Street Station P.O. Box 1010 New York, NY 10268-1010	For Eligible Institutions Only: (212) 701-7636 For Confirmation Only Telephone: (212) 701-7600	Computershare Trust Company of New York Wall Street Plaza 88 Pine Street, 19th Floor New York, NY 10005

You may request additional copies of this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery and direct questions and requests for assistance to the Information Agent at its address and telephone number set forth below.

The Information Agent for the offer is:

Georgeson Shareholder Communications Inc.

17 State Street, 10th floor

New York, NY 10004

Banks and Brokerage Firms Call: (212) 440-9800

Stockholders Please Call: (800) 255-4719

The Dealer Managers for the offer are:

Credit Suisse First Boston	Jefferies & Company, Inc.

Eleven Madison Avenue New York, NY 10010-3629 (800) 881-8320	520 Madison Avenue New York, NY 10022 (800) 933-6656